SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 000-51016

Exeter Resource Corp.

(Translation of registrant’s name into English)

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 - _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corp.
(Registrant)

Date: May 6, 2008	By:	/s/ Cecil Bond
Chief Financial Officer

Martin Zapata 445, Mendoza, cp5500, Argentina
Tel / Fax: 54 261 4293426 - 4203415 - E mail: estelaresources@speedy.com.ar

TECHNICAL REPORT

CERRO MORO PROJECT
SANTA CRUZ PROVINCE, ARGENTINA
April 28, 2008

Prepared for
EXETER RESOURCE CORPORATION
VANCOUVER, CANADA
By

Jerry Perkins, B.Sc. Hons. Chemical Engineering, FAusIMM
Sydney, NSW, Australia
&
Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM
Mendoza, Mendoza Province, Argentina

CERRO MORO GOLD-SILVER PROJECT - Technical Report

TABLE OF CONTENTS

TABLE OF CONTENTS		ii
LIST OF FIGURES		v
LIST OF TABLES		vii

1.0	SUMMARY	1

2.0	INTRODUCTION	4
2.1	Purpose of Technical Report	4
2.2	Sources Of Information	4
2.3	Scope of the Author’s Inspections of the Property	4
2.4	Miscellaneous	4

3.0	RELIANCE ON OTHER EXPERTS	5

4.0	PROPERTY DESCRIPTION AND LOCATION	6
4.1	Mineral Property Application Process in Argentina	9
4.2	CVSA - Exeter Option Agreement	9

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	11
5.1	Access	11
5.2	Climate	11
5.3	Local Resources and Infrastructure	11
5.4	Physiography	11

6.0	HISTORY	12

7.0	GEOLOGICAL SETTING	14
7.1	Regional Geology	14
7.2	Local & Property Geology	17

8.0	DEPOSIT TYPES	21

9.0	MINERALISATION	22
9.1	Escondida	22
9.2	Esperanza	22
9.3	Loma Escondida	23
9.4	Deborah	23
9.5	Nini	23
9.6	Moro	24
9.7	Tres Lomas	24
9.8	Carla	24
9.9	Dora	24

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9.10	Virginia	25
9.11	Loma Mosquito	25
9.12	Loma Stock-work	25
9.13	Michelle	25
9.14	Patricia	25
9.15	Gabriela	26
9.16	Silvia	26
9.17	Laura	26
9.18	Lala	26
9.19	Carlita	27
9.20	Florencia	27
9.21	Natalia	27

10.0	EXPLORATION	28
10.1	Introduction	28
10.2	Geological Mapping	29
10.3	Geophysics	29
10.3.1	Ground Magnetics	32
10.3.2	IP and Resistivity Surveys	35
10.3.2.1	Quantec July 2004 Gradient Array IP and Resistivity Survey	35
10.3.2.2	Akubra November 2004 Resistivity Survey	35
10.3.2.3	Quantec May 2007 Gradient Array IP and Resistivity Survey	38
10.4	Surface Sampling	41
10.4.1	Rock Chip Samples	41
10.4.2	Lag Sampling	47
10.4.3	Soil and Mobile Metal Ion Samples	50
10.4.4	Trenches and Rock Chip Channels Samples	53

11.0	DRILLING	59
11.1	Escondida	62
11.2	Loma Escondida	71
11.3	Patricia	74
11.4	Esperanza	76
11.5	Gabriela	80
11.6	Silvia	83
11.7	Carla	84
11.8	Deborah	86
11.9	Other Prospects	88

12.0	SAMPLE METHOD AND APPROACH	89
12.1	Surface Sampling	89
12.2	Diamond Drilling	89
12.3	RC Percussion Drilling	90

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	91
13.1	Sample Preparation and Analysis	91
13.1.1	Procedures for High Priority Samples	91
13.1.2	Procedures for Low Priority Samples	92

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13.2	Quality Control	92
13.2.1	Geochemical Standards	92
13.2.2	Check Assaying	100
13.2.3	Blanks	102
13.3	Security	103
13.4	Author’s Statement	103

14.0	DATA VERIFICATION	104

15.0	ADJACENT PROPERTIES	105

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	106
16.1	Preliminary Scoping Testwork	106
16.1.1	Intercept Selection and Weights	106
16.1.2	Sample Receipt and Test Planning	108
16.1.3	SGS Test Results	109
16.1.4	Conclusions	112
16.2	Metallurgical Test Program - 2008	112
16.2.1	Metallurgical Program For Flowsheet Development	113
16.2.2	Metallurgical Testwork for Comminution Characteristics	115

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	117

18.0	OTHER RELEVANT DATA AND INFORMATION	118

19.0	INTERPRETATION AND CONCLUSIONS	119

20.0	RECOMMENDATIONS	120
20.1	Drilling	120
20.2	Resource Estimation	120
20.3	Metallurgical Test Work	120
20.4	Base Line Studies	120
20.5	General Exploration Programs	121
20.6	Quality Control	121
20.7	Proposed Budget	122

21.0	REFERENCES	123

22.0	DATE AND SIGNATURE PAGE	124
22.1	CERTIFICATES OF THE QUALIFIED PERSONS	125
22.1.1	Matthew T. Williams	125
22.1.2	Jerry Perkins	127

23.0	CONSENTS OF QUALIFIED PERSONS	129
23.1.1	Matthew T. Williams	129
23.1.2	Jerry Perkins	130

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LIST OF FIGURES

Figure 1	Access Map and Infrastructure	7
Figure 2	Property Tenement Map	8
Figure 3	Regional Geology	15
Figure 4	Schematic Columnar Section	16
Figure 5	Interpreted Geology and Vein Location Map (1:75,000)	18
Figure 6	Interpreted Geology - Matt Houston (1:10,000)	19
Figure 7	Legend for Figure 6	20
Figure 8	Cerro Moro Prospects and Geophysical Survey Locations	31
Figure 9	Cerro Moro Ground Magnetics - First Vertical Derivative - Vertical Shade	33
Figure 10	Combined EW & NS Ground Magnetics - RTP - Vertical Shade	34
Figure 11	Akubra November 2004, South-East Area, Resistivity	36
Figure 12	Akubra November 2004, West Area, Resistivity	37
Figure 13	Quantec May 2007, Gradient Array, Induced Polarization	39
Figure 14	Quantec May 2007, Gradient Array, Resistivity	40
Figure 15	Co Moro Project - Rock Chip Samples - Au (ppm)	42
Figure 16	Co Moro Project - Rock Chip Samples- Ag (ppm)	43
Figure 17	Co Moro Project - Rock Chip Samples - Cu (ppm)	44
Figure 18	Co Moro Project - Rock Chip Samples - Pb (ppm)	45
Figure 19	Co Moro Project - Rock Chip Samples- Zn (ppm)	46
Figure 20	Co Moro Project - LAG Samples - Au (ppb)	48
Figure 21	Co Moro Project - LAG Samples - Ag (ppb)	49
Figure 22	Co Moro Project - Soil and MMI Samples - Au (ppb)	51
Figure 23	Co Moro Project - Soil and MMI Samples - Ag (ppb)	52
Figure 24	Co Moro Project - Trenches and Chip Channel Samples - Au (ppm)	54
Figure 25	Co Moro Project - Trenches and Chip Channel Samples - Ag (ppm)	55
Figure 26	Co Moro Project - Trenches and Chip Channel Samples - Cu (ppm)	56
Figure 27	Co Moro Project - Trenches and Chip Channel Samples - Pb (ppm)	57
Figure 28	Co Moro Project - Trenches and Chip Channel Samples - Zn (ppm)	58
Figure 29	Drill Collars and Prospects Location Map	61
Figure 30	Escondida Long Section Key	66
Figure 31	Escondida Far West Long Section	66
Figure 32	Escondida West Long Section	67
Figure 33	Escondida Central & East Long Section	68
Figure 34	Loma Escondida Long Section	73
Figure 35	Patricia Long Section	75
Figure 36	Esperanza Long Section Key	78
Figure 37	Esperanza Central Long Section	78
Figure 38	Esperanza Southeast Long Section	78
Figure 39	Gabriela Long Section	82
Figure 40	Plan of Drill Hole Locations at the Silvia Prospect	84
Figure 41	Plan of Drill Hole Locations at the Carla Prospect	85
Figure 42	Deborah Long Section	87

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Figure 43	Recommended Value Versus Reported Value for 0.33 ppm Au Standard	93
Figure 44	Recommended Value Versus Reported Value for 0.58 ppm Au Standard	93
Figure 45	Recommended Value Versus Reported Value for 0.77 ppm Au Standard	94
Figure 46	Recommended Value Versus Reported Value for 0.78 ppm Au Standard	94
Figure 47	Recommended Value Versus Reported Value for 0.83 ppm Au Standard	95
Figure 48	Recommended Value Versus Reported Value for 0.87 ppm Au Standard	95
Figure 49	Recommended Value Versus Reported Value for 0.95 ppm Au Standard	96
Figure 50	Recommended Value Versus Reported Value for 1.66 ppm Au Standard	96
Figure 51	Recommended Value Versus Reported Value for 2.14 ppm Au Standard	97
Figure 52	Recommended Value Versus Reported Value for 2.38 ppm Au Standard	97
Figure 53	Recommended Value Versus Reported Value for 4.29 ppm Au Standard	98
Figure 54	Recommended Value Versus Reported Value for 5.85 ppm Au Standard	98
Figure 55	Recommended Value Versus Reported Value for 6.83 ppm Au Standard	99
Figure 56	Recommended Value Versus Reported Value for 11.65 ppm Au Standard	99
Figure 57	Comparison of ALS-Chemex Re-assays via method Au-AA24	100
Figure 58	Comparison of ALS-Chemex Re-assays via method Au-AA26	101
Figure 59	Comparison of ALS-Chemex Re-assays via method Au-GRA22	101
Figure 60	Recommended Value Versus Reported Value for Au in Blanks via method AA-Au24	102
Figure 61	Recommended Value Versus Reported Value for Au in Blanks via method AA-Au26	103
Figure 62	Kinetic Curves Obtained by SGS for Gold Dissolutions	111
Figure 63	Kinetic Curves Obtained by SGS for Silver Dissolutions	111
Figure 64	Core Sampling Slice Diagram	116

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LIST OF TABLES

Table 1	List of Tenements and Mineral Rights	6
Table 2	Summary of Previous Exploration Work undertaken by Mincorp	13
Table 3	Summary of Holes Drilled by Mincorp	13
Table 4	Summary of Sampling completed by Mincorp	13
Table 5	Summary of Exploration Work undertaken by Exeter	28
Table 6	Summary of Geophysical Programs Run on the Property	30
Table 7	Surface Samples Summary Table	41
Table 8	Trench and Rock Chip Channel Sample Details by Prospect	53
Table 9	Drilling Details for Cerro Moro	59
Table 10	List of Significant Results - Escondida Prospect.	63
Table 11	Significant Base Metal Results at Escondida East	68
Table 12	List of Assay Values Used to Construct the Escondida Long Sections	69
Table 13	List of Significant Results - Loma Escondida Prospect	72
Table 14	Significant Base Metal Results at Loma Escondida	73
Table 15	List of Assay Values Used to Construct the Loma Escondida Long Section	73
Table 16	List of Significant Results - Patricia Prospect	75
Table 17	List of Pierce Points with Assay Values Used to Construct the Patricia Long Section	76
Table 18	List of Significant Results - Esperanza Prospect	77
Table 19	List of with Assay Values Used to Construct the Esperanza Long Sections	79
Table 20	List of Significant Results - Gabriela Prospect	80
Table 21	List of Pierce Points with Assay Values Used to Construct the Gabriela Long Section	82
Table 22	List of Significant Results - Silvia Prospect	83
Table 23	List of Significant Results - Carla Prospect	84
Table 24	List of Significant Results - Deborah Prospect	86
Table 25	List of Pierce Points with Assay Values Used to Construct the Deborah Long Section	87
Table 26	Cerro Moro Initial Metallurgical Intercepts and Available Weights	107
Table 27	Calculated Recoveries and Grades	109
Table 28	Principal Test Conditions	109
Table 29	Assay Comparison	110
Table 30	Intercepts Selected for Testwork	113
Table 31	Proposed Preliminary Budget Estimate for Cerro Moro	122

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1.0	SUMMARY

This report details the current status of exploration activities on the Cerro Moro Gold-Silver Project (“Cerro Moro”) located in Santa Cruz Province, Argentina. Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is geographically centered at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude. This “Technical Report” as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

The property was discovered in 1993 by Mincorp Explorations S.A. (“Mincorp”), while investigating Landsat Thematic Mapper (“TM”) satellite imagery colour alteration anomalies. The ensuing exploration program, comprising geological mapping, rock chip geochemistry, and drilling led to the discovery of widespread quartz vein structures, variably mineralized, over more than a hundred square kilometre area.

Mincorp collected a total 2,982 surface samples; where 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being spot rock samples. In addition, Mincorp completed a total of 34 drill holes for 2,593 metres, comprised of 19 diamond drill holes for 1,016 metres and 15 reverse circulation (“RC”) percussion drill holes for 1,577 metres.

In 2001 the rights of the property were transferred to Cerro Vanguardia Sociedad Anonima (“CVSA”) following the corporate takeover of Mincorp.

On the 30th of December, 2003 CVSA and Estelar Resources (“Estelar”1 ) signed an Exploration and Option Agreement (“Agreement”) granting Exeter Resource Corporation (“Exeter”) the right to undertake exploration and prospecting work on 39 CVSA properties described in schedule “A” of the Agreement. The Agreement groups the properties into four projects; “Cerro Moro”, “Other Santa Cruz properties”, “Chubut properties” and “Rio Negro properties”. The Agreement provided Exeter with the option (“Option”) to acquire the properties upon incurring US$3,000,000 in expenditures, including completing 8,000 metres of drilling, over five years subject to CVSA retaining the right to back-in to a 60% interest any project once Exeter completed 10,000 metres of drilling on that project. In the event that CVSA exercises its back-in right, it is required to pay Exeter 2.5 times the expenditures, less certain CVSA expenditures, incurred on the project. CVSA can further increase its interest to 70% in the project by funding Exeter’s 30% development share at industry terms with repayment by Exeter on an agreed basis. If CVSA does not exercise its back-in right its interest reverts to a 2% net smelter royalty. This Technical Report details only the exploration activities conducted at Cerro Moro.

In May of 2007, Exeter served notice to CVSA that it was exercising its Option to acquire the properties, having incurred the required exploration expenditures, as detailed in the Agreement. Further, in September of 2007, Exeter served notice of the completion of 10,000 metres of drilling on Cerro Moro, and as required in the Agreement provided CVSA “all relevant geological and technical data and results obtained from the exploration and prospecting works conducted” on the project to that time. This notice triggered CVSA’s once only right to back-in to a 60% project equity interest in Cerro Moro. At the end of October 2007, CVSA gave notice of its decision not to exercise the back-in right and its interest in Cerro Moro has reverted to a 2% net smelter return royalty.

1 The Agreement was made between CVSA, Estelar and Exeter. Whereas Exeter offered to conduct exploration works on, and potentially acquire an interest in, the mining properties in the agreement. Such exploration works were carried out by its wholly owned subsidiary Estelar. For simplicity this Technical Report only refers to “Exeter”.

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Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes; geological mapping, various ground geophysical surveys, surface sampling and drilling.

The polymetallic gold-silver mineralisation at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins.

The mineralisation is hosted in sub volcanic and volcanic rocks, which are interpreted to belong to the Jurassic age Chon Aike and La Matilde Formations. In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralised quartz veins. In the east and central part of the project the north-easterly faults control the mineralisation at the Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project the north-westerly structures control the mineralisation at the Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralisation at the Patricia, Loma Escondida, Carla and Carlita prospects. The thickness of the veins varies generally from 1 to 5 metres, but there are examples of veins up to 10 metres in width. The strike length of individual veins is variable generally between 200 metres and 1 kilometre. The Escondida structure has been followed with drilling for more than 1.8 kilometres, and remains open along strike and at depth.

Improved geological, structural and mineralisation models in the past 12 months have led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous veins tend to be recessive and are represented on the surface by either very poor outcrop quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of the various veins and targets. Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching, as in the case of the Escondida prospect.

Presently structures in an east-west orientation are the preferred targets, where this orientation is interpreted to be due to tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. Examples include Loma Escondida and Carla which both host high-grade gold-silver mineralisation. The Escondida prospect is an example of a high-grade gold-silver shoot in an east-west orientation on a major northwest trending structure.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

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Much of the higher grade mineralisation associated with anomalous base metals contains visible, metallic electrum, with differing shades of silver-gold coloration suggesting variable proportions of the two metals. Simple cyanide leaching tests were carried out on six widely different samples to obtain a preliminary evaluation of the effect of metallic variability. The impact on gold dissolution appeared to be small but on silver it was more significant. A more detailed program is planned to develop a conceptual flow diagram and sufficient engineering data for preliminary cost studies and project evaluations.

This report proposes a three phase drilling program; firstly, to bring the known mineralisation to at least a potential Inferred Resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions); secondly, extend the known mineralisation laterally and at depth, and thirdly, a ‘discovery drilling phase’ to test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property. A preliminary resource estimate, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is proposed for the first half of 2009.

Along with proposed ongoing metallurgical test work, the commencement of environmental and social base line studies will be initiated.

Over 20 new targets have now been identified that require testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling has been proposed.

A 13 month preliminary budget estimate of US$ 11,224,500 is recommended to complete the above proposed programs.

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2.0	INTRODUCTION

Exeter, a Canadian company based in Vancouver, British Columbia requested the authors to prepare a report detailing the current status of exploration activities on the Cerro Moro Gold-Silver Project (“Cerro Moro”) located in Santa Cruz Province, Argentina. This “Technical Report” as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) conforms with the requirements of Form 43-101F1.

2.1	Purpose of Technical Report

As per section 4.2(1)(f) of NI 43-101, the filing by Exeter of the March 28, 2008 Annual Information Form (“AIF”) requires an update of the previous report (Perkins and Williams, 2007).

2.2	Sources of Information

The authors have relied on reports and data provided by CVSA which describe the prior work and history of Cerro Moro, including work primarily performed by Mincorp, and the authors have no reason to believe that their work was not of good quality. The authors have also relied on reports and data provided by Exeter which describe the work performed by Exeter prior to the involvement of the authors. Therefore this report is based on information obtained from exploration activities undertaken at Cerro Moro by Mincorp between 1994 and 1999 and Exeter between 2003 and 2007. The authors have access to all reports and field data obtained/prepared by Mincorp and all drill core and percussion chip cuttings from drilling programs undertaken by Mincorp. The authors also have access to all exploration data obtained by Exeter on Cerro Moro between 2003 and 2007. Additional information on the regional geology and stratigraphy is based on literature in the public domain.

Consultations were made with an Argentine mining lawyer regarding land disposition and the acquisition of mineral rights in Argentina.

2.3	Scope of the Author’s Inspections of the Property

This report was prepared by; Matthew T. Williams, MAusIMM., Exeter Exploration Manager - Argentina & Chile; and Jerry Perkins, Exeter Vice President - Development and Operations, FAusIMM.

J. Perkins is responsible for preparing section 16. M. Williams of Exeter is responsible for preparing the remainder of the report. M. Williams relied on the assistance of Fernando Chacon, Exeter Cerro Moro Project Geologist, and a Licensed Geologist from the University of San Juan, for the initial drafting of many sections of the Technical Report. F. Chacon, as Project Geologist has supervised all exploration activities on-site since February 2007.

M.T. Williams, as Exploration Manager has managed all exploration activities on-site from May 2005 to the present. J. Perkins has provided technical advice, conducted on-site reviews, and field inspections of core and samples at Cerro Moro since May 2007 to the present, and has also planned and supervised preliminary metallurgical test programs for the project, selected the laboratories to conduct the tests and reviewed the results.

2.4	Miscellaneous

All units are metric unless otherwise stated. Local drilling grids are used over the main prospects based on the strike direction of the mineralised units. These grids can be referenced back to the Argentinean Gauss Kruger projection (similar to UTM), faja 2, Campo Inchcauspie datum.

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3.0	RELIANCE ON OTHER EXPERTS

The authors have relied upon the expert opinion of Dra. Patricia Inzirillo, a specialist Argentine mining lawyer, as to the status of the exploration tenements at Cerro Moro and the Argentine mining law in general. The authors have relied on the opinion of Dra. Inzirillo with respect to the Agreement between Exeter, Estelar Resources Limited (“Estelar” - a wholly owned subsidiary of Exeter) and CVSA, the previous owners of the Cerro Moro exploration tenements.

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4.0	PROPERTY DESCRIPTION AND LOCATION

Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz (Refer to Figure 1). The project area is geographically centered at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude.

Cerro Moro comprises fifteen titles covering the main prospects. One of these titles is a Cateo de Exploracion (“Cateo”) and the remainder are Manifestacione de Discubrimiento’s (“MD”) covering approximately 170 square kilometres as shown in Figure 2 and as listed in Table 1.

Table 1    List of Tenements and Mineral Rights

NUMBER	LETTER	YEAR	TITLE HOLDER	TYPE	NAME	AREA (HECTARES)
404908	CV	2002	CVSA*	MD	La Virginia	699
407082	M	1993	CVSA	MD	Bárbara II	420
407083	M	1993	CVSA	MD	Michelle	420
407084	M	1993	CVSA	MD	Michelle II	420
407087	M	1993	CVSA	MD	Bárbara I	420
407088	M	1993	CVSA	MD	Bárbara	420
407101	M	1993	CVSA	MD	Michelle I	420
407102	M	1993	CVSA	MD	Nini	420
412988	M	1995	CVSA	MD	Hansen I	3,000
412989	M	1995	CVSA	MD	Hansen II	3,000
412990	M	1995	CVSA	MD	Hansen III	3,000
412991	M	1995	CVSA	MD	Hansen	2,500
412992	M	1995	CVSA	MD	Nini I	402
412993	M	1995	CVSA	MD	Nini II	408
411599	ER	2004	Estelar**	MD	Robert	975
411600	ER	2004	Estelar**	MD	Williams	74
TOTAL HECTARES	16,998

*      Note that at the time of writing title to the properties were in the process of being transferred to Exeter following CVSA’s decision not to exercise its back-in right.

**    Estelar (“Estelar Resources Limited”) is a wholly owned subsidiary of Exeter.

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Figure 1    Access Map and Infrastructure

Accessibility Map
showing some infrastructure
2600000 mE
2700000 mE
2800000 mE
4900000 mN
4800000 mN
4700000 mN
4600000 mN
N
S
E
W
COMODORO RIVADAVIA
(Airport)
80km
CALETA OLIVIA
80km
FITZROY
20km
JARAMILLO
60km
281
ANTONIO DE BIEDMA
38km
TELLIER
40km
15km
PUERTO DESEADO
(Airport)
3
132km
18km
11km
76km
10km
17km
CERRO MORO
TRES CERROS
81km
45km
Cerro Vanguardia
BAHIA LAURA
140km
SAN JULIAN
0 kilometres 50
Area of this map

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Figure 2    Property Tenement Map

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The Argentine mineral application process is described below.
4.1	Mineral Property Application Process in Argentina

There is no ground staking for mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. There are 3 levels of mineral rights and titles and are as follows:

1. ‘Cateo’ - Before work in an area can commence, an exclusive exploration permit known as a “Cateo” must be obtained. Once an application is submitted all rights to any mineral discoveries on a Cateo by third parties belong to the applicant. A Cateo is measured in 500 hectare (“ha”) units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). The approval of a Cateo specifies the area and the term of the Cateo. A one-time fee of $0.80 per ha is due on application for the Cateo. The rights of the Cateo holder are subject to surface rights.

During the term of a Cateo which begins 30 days after approval, periodic relinquishment of ground is made such that after 300 days from the date of approval, 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

2. ‘Manifestacion de Discubrimiento’ - upon discovery of a mineral occurrence within a cateo, the owner can apply for a Manifestacion de Discubrimiento (MD) to protect the discovery. The application for a MD can be made at any time during the term of the cateo but must be made before the expiry of the cateo. The maximum area of one MD is 3,000 ha. Upon verification and approval of the mineral discovery by the authorities, the MD will protect the mineral discovery until such time as the “mensura” (measurement) process begins leading to the eventual grant of a Mina (mining lease).

3. ‘Mina’ - After the size and configuration of a Manifestacion de Discubrimiento are determined, a part or all of it is surveyed and the area applied for a ‘Mina’ or Mining Lease. This is usually done after the results of exploration indicate a potential ore body.

4.2	CVSA - Exeter Option Agreement

On the 30th of December, 2003 CVSA and Exeter signed an Agreement, granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties (“Properties”) described in schedule “A” of the Agreement.

The Agreement provides Exeter with the exclusive right to acquire a 100% interest in the Properties contained in four projects (located in three Argentine provinces; Rio Negro, Chubut and Santa Cruz) by incurring exploration expenditures of US$3 million over five years, with minimum expenditures in years one and two of $250,000 and $500,000, respectively, followed by $750,000 in each of years three through five including completing 8,000 metres of drilling. Exeter completed a legal due diligence review over of the Properties in March, 2004. The Agreement does not require Exeter to issue shares or make any cash payment to CVSA, other than a signature fee of US$100,000 which was fully paid in September, 2004.

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Exeter exercised its Option to acquire the Properties in 2007, having incurred US$3 million on exploration. Once Exeter completes 10,000 metres of drilling on any project, CVSA has the right to back into a 60% interest in that project by paying Exeter 2.5 times Exeter's expenditures on that project and by carrying Exeter to the completion of a bankable feasibility study. CVSA may earn an additional 10% project interest (to bring its total interest to 70%) by financing Exeter's share of mine development costs (to be repaid at an agreed rate). Should CVSA not elect to back-in to a project, its interest will reverts to a 2% net smelter return (NSR) from production on that project.

Exeter completed 10,000 metres of drilling at Cerro Moro at the end of July, 2007 and following data collation and the receipt of drilling assays, delivered to CVSA a detailed report containing all geological data in early September 2007. CVSA then had a 45 day period in which to exercise its back-in right or its interest would revert to a 2% NSR. On the 29th of October, 2007 CVSA notified Exeter that they would not to exercise their back-in right. The properties are in the process of being transferred to Estelar.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Cerro Moro is accessible from either Rio Gallegos City to the south, the capital of Santa Cruz Province or Comodoro Rivadavia City to the north, a southern city in Chubut Province. Both cities have national airports with regular commercial jet services from Buenos Aires. The major centres in close proximity to the project area are Puerto Deseado, approximately 100 kilometres by road to the northeast and Puerto San Julian, approximately 260 kilometres by road to the southwest (Figure 1). Road access from each of these centres is via a combination of paved and all-weather gravel roads. A network of local farm roads and tracks provide reasonable access to all areas of interest within the project area. Exploration is possible on a year-round basis.

5.2	Climate

The climate in the area is dry and has been classified as semi arid with minimum temperatures of minus 10 degrees Celsius and maximums of 20 degrees Celsius. The area has a low rainfall, (mostly in winter) with some snow and is affected by moderate to strong wind.

5.3	Local Resources and Infrastructure

The immediate vicinity of Cerro Moro is sparsely populated. Farm stations or ‘estancias’ consisting of one to a few houses dot the country side, occurring several kilometres apart. The chief occupation is raising sheep. The operating Cerro Vanguardia Gold Mine (“Cerro Vanguardia”), owned and operated by CVSA, is located approximately 130 kilometres (approximately 200 kilometres by road) to the west-southwest of the project.

The nearest major centres are Puerto Deseado (pop. 10,000), Puerto San Julian (pop. 6,000), Caleta Olivia (pop. 36,000) 210 kilometres by road to the northwest and Comodoro Rivadavia (pop. 140,000) 290 kilometres by road to the north-northwest of the project area. Rio Gallegos (pop. 79,000), the capital of Santa Cruz Province, is approximately 500 kilometres by road to the south of the project. These major centres can provide basic goods and services. The national power grid serves these major centres. Comodoro Rivadavia and Rio Gallegos are serviced with national airports. A well maintained concrete airstrip is located at Puerto Deseado, serviced via small to mid-size charter aircraft.

5.4	Physiography

Cerro Moro has low relief of approximately 60 metres above sea level with an average elevation of 115 metres. There are no permanent watercourses and several saline lagoons and saltpans are found throughout the area.

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6.0	HISTORY

There is no record of previous ownership of Cerro Moro prior to its acquisition by Mincorp.

Mincorp commenced exploration activities in November of 1993. A regional Landsat TM satellite imagery analysis identified 33 targets, which were initially reviewed by helicopter reconnaissance. Major structures with extensive quartz veining were recognized at their “4 Verde” anomaly (now Cerro Moro). Initial rock chip sampling of the veins returned anomalous gold.

During the period between January and April of 1994, Mincorp conducted mapping and surface sampling of the main quartz veins. The tape and compass mapping of the veins was at scale of 1:1,000 and a total of 223 short trenches were dug by hand. No further work was carried out until May 1997 when detailed mapping and trench sampling restarted. The more obvious outcropping quartz vein structures were identified and named: Moro, Nini, Laura, Susy, Dora, Romina, Lourdes, Barbara, Ana, Deborah, Belen, Maria and Michelle. An interpreted geology map at a scale of 1:20,000 was also produced. In total 2,982 samples were collected and all of the samples were analysed at Cerro Vanguardia. After an analysis of the surface sampling results and mapping a total of 19 diamond holes for 1,016 metres were drilled by Mincorp on the; Loma Mosquito, Moro, Nini, Esperanza, Escondida, Deborah and Michelle vein structures.

In June of 1997, Richard Sillitoe conducted an interpretation and revision of exploration strategies on all of the Mincorp’s properties in the Santa Cruz and Rio Negro Provinces. He proposed a mineralisation model for the Cerro Moro veins which speculated on the level of erosion and potential for further discovery.

During December 1997, detailed mapping was conducted at the Tres Lomas, Loma Escondida and Loma Stock-work prospects to improve the geologic understanding of these areas. A lag sampling program was conducted at the Loma Mosquito prospect.

In May of 1998, Richard Sillitoe undertook a second site visit, to review the potential for disseminated-bulk tonnage mineralisation at Cerro Moro.

During April to June in 1999, Mincorp conducted an RC percussion drilling program, totalling 15 holes for 1,577 metres, at the Michelle, Loma Mosquito, Virginia, Loma Stock-work, Loma Escondida and Tres Lomas prospects.

In February of 2000, an analysis and interpretation of the RC drilling results was completed and in March of the same year an internal technical report was written that summarized all of the previous exploration activities.

Mincorp conducted no further work on the property.

In 2001 the rights to the property were transferred to CVSA following the corporate takeover of Mincorp. Table 2 summarizes the previous exploration work undertaken by Mincorp, and Tables 3 and 4 outline the number of metres drilled and samples taken respectively.

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Table 2    Summary of Previous Exploration Work undertaken by Mincorp

Date	Previous Exploration Work	Responsible Geologist
November of 1993	Helicopter reconnaissance	Guillermo Hansen
January - April 1994	Geology Mapping (scale 1/10000) - Trenches Sampling	Guillermo Hansen
May 1996	Detailed Mapping (scale 1/1000) - Mapping and Trench Sampling (scale 1/100)	Guillermo Hansen - Pedro Tiberi
Interpreted geology using Spot Images (scale 1/20000)
Diamond Drilling
Environmental Report
June 1997	Interpretation of Exploration Strategy	Richard Sillitoe
December 1997	Mapping and Detail Sampling of Tres Lomas, Loma Escondida and Loma Stockwork Prospects	Pedro Tiberi
	LAG and Soil Sampling	R. Mazzuchelli
May 1998	Co Moro Evaluation for disseminated mineralisation	Richard Sillitoe
June 1999	Update of Environmental Report	Jorge Valvano
April - June 1999	Reverse Circulation Drilling	Pedro Tiberi
February 2000	Drilling Result Interpretation	Pedro Tiberi
March 2000	Project Geology Synthesis	Jorge Valvano

Table 3    Summary of Holes Drilled by Mincorp

Type	Quantity	Metres
DDH	19	1,015.80
RC	15	1,577.00
TOTAL	34	2,592.80

Table 4    Summary of Sampling completed by Mincorp

Sample Type	Quantity
Diamond Drill	547
Reverse Circulation	783
Rock Chip	819
Trench & Channel	2,163

The authors are not aware of any CIM Mineral Resource and Mineral Reserve Definition compliant resource or reserve estimates completed by any other companies on the property or that there has been any production from the property.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. These rocks are in turn unconformably overlain by the continental sandstone of the La Golondrina and El Tranquilo Formations, which were deposited in a series of graben and half-graben structures.

During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the Bajo Pobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralisation at Cerro Moro.

During the Early Tertiary Period - Paleocene Epoch the region was draped with continental and marine sediments. More recently, during the Late Tertiary Period to Pleistocene Epoch, basaltic lava flows were extruded but these are not observed at Cerro Moro (refer to Figures 3 and 4).

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Figure 3    Regional Geology

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Figure 4    Schematic Columnar Section

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7.2	Local & Property Geology

Three major rock groups have been mapped at Cerro Moro, including: sub volcanic, volcanic and cover units. The sub volcanic and volcanic units are interpreted to belong to the Chon Aike and La Matilde Formations of Jurassic age, and the cover consists of Tertiary marine sediments and Quaternary gravels (refer to Figures 5 to 7).

The sub volcanics are characterized by rhyolitic and intermediate flow banded rocks, generally observed as intrusive dykes and domes. These intrude a volcanic sequence, interpreted to be of a similar age, which can be mapped as four distinct stratigraphic units. The first (P4 unit) is an intermediate, volcanic sandstone which is bedded and well-sorted. The second (P2 unit) is a felsic, quartz phyric clast supported volcanic breccia, lacking fiammes or welding. The third (L1 unit) is composed of coherent andesite lavas and volcanoclastics. The last (P1 unit) is a welded, rhyodacitic, vitric crystal tuff at the base of the sequence. The epithermal, gold and silver rich, quartz veins are observed in all of the four units. A slightly younger (P5 unit) felsic ignimbrite appears to unconformably overly the mineralised host rocks and so far there have been no significant discoveries made within the P5 unit. No basement rocks have been seen within the property area.

The volcanic units have a north-west strike and dip between 10 to 50 degrees toward the south-west.

In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralised quartz veins. In the east and central part of the project the north-easterly faults control the mineralisation at the: Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project the north-westerly structures control the mineralisation at the: Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralisation at the: Patricia, Loma Escondida, Carla and Carlita prospects. At present the east-west structures are thought to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. In general, large strike-slip displacements have not been observed.

In the north of the project the Laura and Georgina prospects are controlled by north-south structures.

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Figure 5  Interpreted Geology and Vein Location Map (1:75,000)

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Figure 6    Interpreted Geology - Matt Houston (1:10,000)

2,674,000 mE
2,676,000 mE
2,678,000 mE
2,680,000 mE
N
4,674,000 mN
4,672,000 mN
4,670,000 mN
4,668,000 mN
4,666,000 mN

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Figure 7    Legend for Figure 6

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8.0	DEPOSIT TYPES

The polymetallic gold-silver mineralisation at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins. Silicification and phyllic alteration, with minor disseminated pyrite, are the most common alteration types observed adjacent to the veins; however the alteration halos are not extensive and may extend only as much as 5 times the vein width into the host rock. The thickness of the veins varies generally from 1 to 5 metres, but there are examples of veins up to 10 metres in width. The strike length of individual veins is variable generally between 200 metres and 1 kilometre. The Escondida structure has been followed with drilling for more than 1.8 kilometres, and remains open along strike and at depth.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

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9.0	MINERALISATION

The polymetallic gold-silver mineralization is associated with epithermal veins. The high-grade gold and silver mineralisation is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acantite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels. The presence of yellow sphalerite and adularia are indicative of low temperature formation. At least two mineralisation pulses have been observed. The first pulse deposited clean white quartz veins with low sulphide content and is generally poorly mineralised. This has been interpreted as the product of shallow, circulating meteoric dominated water with scarce mixing of magmatic water. A second, later pulse, consisting of black silica is rich in sulphides and hosts the high-grade mineralisation. This deposition is interpreted as a product of the mixing of magmatic dominated water with the meteoric waters. Boiling textures, vein breccias and repeated quartz overgrowths with sulphidic ginguro bands are also observed. Coarse silver sulphide (acantite) and electrum have been observed in several ore shoots and are common in the Escondida prospects.

9.1	Escondida

At the Escondida prospect work has concentrated on four main areas, designated here as Escondida East, Escondida Central, Escondida West and Escondida Far West. Exploration drilling commenced on the Central and Western areas, where initially these two areas were thought to be two separate veins, but they have proven to be separate shoots within one continuous structure.

The Escondida structure has been traced by drilling for about 1.8 km in length and is still open along strike in both directions. The width of the mineralization varies between 0.5 to 5 metres on average. Drilling has shown that the mineralisation occurs to a minimum depth of 100 metres below the present land surface. The Escondida structure has in general a northwest-southeast strike where high grade shoots are observed where the structure changes strike to east-west or west-northwest. This is the case for the Central, West and Far West high-grade shoots. The Escondida quartz vein occurs within this major north-west, pre-mineral fault, dipping between 70 to 85 degrees to the south-west. This fault is interpreted to have pre-, syn- and post-mineralisation movement. To the north of the fault, the foot-wall rocks consist of volcanics of the P2, L1 and P1units (refer to Section 7.2 for a description of these units), and to the south, the hanging-wall rock consists of sandstone of the P4 unit. The high-grade mineralisation is strongly associated with a relatively late, black silica pulse quartz which crosscuts and fills breccia voids within an earlier white quartz-adularia phase. The black silica is rich in coarse massive sulphides including; galena, sphalerite, pyrite, chalcopyrite and acantite.

9.2	Esperanza

The Esperanza prospect is a north-west structure with one or more quartz veins, which dip steeply to the north-east. At the north-west end of the prospect the veins have been emplaced within coherent andesite on both sides of the structure. Towards the south east sector (also termed the Esperanza South-East prospect) the main structure displaces rhyodacite of the P1 unit to the north and rhyolite of the P2 unit to the south. The mineralisation to the south-east is characterised by a 15 metre wide stock-work zone between several higher grade veins. The Esperanza structure has a present strike length of 1.2 kilometres, and mineralisation has been drilled to a vertical depth of approximately 80 metres. The main veins are generally between 1 to 3 metres in width. The gold-silver mineralisation is associated with disseminated fine pyrite and copper, lead, zinc sulphides within quartz veins. Sulphidic ginguro banding, with pyrite, chalcopyrite and sphalerite within quartz veining is observed in the high grade zones.

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The structure is presently open to the south-east. The north-west extension of the Esperanza structure has recently been tested by drilling, confirming that the Esperanza and Nini prospects are hosted in the same structure. This link area has been named as the Esperanza-Nini Gap prospect, and covers an 800 metre long area. Sub-vertical quartz veining intersected in this area displays more similarities to that of the Nini prospect than Esperanza, and is composed of chalcedonic-quartz with fine disseminated pyrite, with widths varying between 1 to 3 metres. The host rock is a rhyodacitic ignimbrite with fiammes (of the P1 unit).

9.3	Loma Escondida

The Loma Escondida vein is an east-west structure dipping steeply to the north and is hosted entirely within andesite of the L1 unit. This vein is located 500 metres north of the Escondida prospect and has been interpreted as a secondary dilational structure formed by strike-slip movement of the major north-west structures. The vein crops out poorly, but has currently been followed by drilling and trenching for more than 600 metres in length, and is still open to the east and west. It is a relatively narrow vein ranging in thickness between 0.30 to 2 metres. Pyrite, galena, sphalerite and acantite are associated with the high-grade shoots.

9.4	Deborah

The Deborah prospect is a north-east trending structure with a shallow north-west dip. The hanging wall rocks consist of felsic ignimbrite, with the footwall rocks consisting of an intermediate to rhyodacitic ignimbrite. The vein has a total length of 700 metres and mineralisation has been tested to approximately 80 to 100 metres vertical depth. The thickness is variable between 0.50 to 5 metres. The north-east end of structure has been truncated by an interpreted post-mineral north-west trending fault with apparent dextral displacement. The south-east end continues under cover but can be traced for an additional 250 metres in the ground magnetics. The better gold-silver grades to date are located at the north-eastern end and are associated with white quartz vein breccias with a black silica matrix and disseminated sulphides (mostly pyrite).

9.5	Nini

The Nini prospect occurs as a major north-west vein structure which is partially covered by Tertiary sediments and has been traced by drilling and trenching for approximately 1.2 kilometres in length. To the south-east the structure has been connected with the Esperanza structure beneath Tertiary cover. In the north-west the vein dips shallowly to the north-east, with the hanging wall consisting of dacitic ignimbrite of the P1 unit and the foot wall of andesitic lavas of the L1 unit. In the central and south-eastern part of the structure the dip changes to 80 degrees to the north-east and the host rock is intermediate to rhyodacitic ignimbrite of the P1 unit, in both the hanging wall and foot wall. The thickness is variable between 0.90 and 3.30 metres. The predominant strike of the structure is north-westerly; however there are indications of potential east-west trending zones, which are presently thought to be more prospective for higher grades and widths. The mineralisation is generally observed within a single quartz vein, however vein breccias and stock-works with disseminated sulphides have been observed in places.

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9.6	Moro

The Moro prospect is a north-west striking quartz vein structure with a north-east dip. It can be traced for at least 500 metres, with widths ranging between 0.60 and 2.20 metres. It is hosted in felsic to intermediate tuff and the mineralization is associated with a chalcedonic quartz vein with well developed lattice-blade textures and disseminated pyrite.

9.7	Tres Lomas

The Tres Lomas prospect is named after three small hills aligned in a north-west orientation. Quartz veining on the hills can be traced for approximately 200 metres along strike and are hosted in rhyodacitic ignimbrite of the P1 unit. The veins are mostly near vertical and have well developed stock-works with widths ranging between 0.3 to 5 metres. The gold-silver mineralisation is associated with chalcedonic quartz with considerable disseminated pyrite.

9.8	Carla

The Carla prospect contains short east-west quartz veins and breccia veins related to a major north-west fault. This major fault has been interpreted as the same regional structure that controls the mineralization at the Esperanza and Nini prospects. Patchy mineralisation has been followed by drilling and trenching for over 150 metres and is truncated by a major post mineral fault within 50 vertical metres of the surface. The thickness of the mineralisation is variable between 1 to 10 metres. High-grade mineralisation is associated with hydrothermal black silica breccias rich in sulphides; including pyrite, galena, sphalerite (and acantite?). The mineralisation is emplaced close to a wide tectonic breccia zone that separates a felsic ignimbrite to the north and a coherent andesite unit to the south.

9.9	Dora

The Dora prospect is a wide quartz filled structure with a north-northwest strike, dipping steeply to the east. Low-grade quartz has been traced for 240 metres and widths vary between 1 to 11 metres. The mineralisation is low grade and the white massive quartz vein is low in sulphides. The structure occurs in a felsic tuff with strong argillic alteration.

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9.10	Virginia

The Virginia prospect has been interpreted as an eroded acid sulphate cap, commonly found in the preserved upper portion of low sulphidation system. Two zones, each 200 metres in length, have been tested by shallow drilling with some significant results. The trend of this silica-cap has a north-east strike and the disseminated mineralization is associated with pervasive silica-kaolin-alunite? alteration in a felsic tuff.

9.11	Loma Mosquito

The Loma Mosquito prospect is characterized by the presence of possible sinter caps and eruption breccias, which have been interpreted as the upper portion of a low sulphidation system. Loma Mosquito is located in the northern part of the property near the Virginia prospect and is the only place where sinters have been recognized. Drilling in this area has confirmed the presence of anomalous gold associated with shallow, east dipping eruption breccias and silicified tuff.

9.12	Loma Stock-work

The Loma Stock-work prospect is a small hill with abundant stock-work veining emplaced in a silicified rhyolite rock over an area of approximately 1 hectare. One drill hole has confirmed low-grade mineralisation in the pyritic quartz stock-work veining.

9.13	Michelle

The Michelle prospect consists of several parallel sub-vertical quartz veins, trending approximately north-south to north-northeast. The veins have been tested by drilling and trenching over approximately 400 metres in length and were found to be up to 2 metres wide. The low-grade veins contain crystalline quartz with poorly developed coarse banding and occur in rhyolite.

9.14	Patricia

The Patricia prospect is an east-west, narrow quartz vein structure dipping steeply to the north and emplaced in coherent andesite. The area is partly covered by Tertiary and Quaternary sediments. The structure has an outcrop expression for 300 metres, but is interpreted from the ground magnetics to continue for an additional 300 metres to the west and 200 metres to the east. High-grade gold and silver mineralisation has been intersected in trenches and drill holes and is more elevated to the west, before disappearing under cover. This mineralisation is associated with copper, lead and zinc sulphides in quartz veins, approximately 1 metre in width. It is currently interpreted that this east-west vein occurs within a similar structural setting to that of the Loma Escondida prospect to the south, and that both are secondary dilational structures formed by strike-slip movement of the major north-west structures such as Escondida and Esperanza.

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9.15	Gabriela

The Gabriela prospect is a north-west oriented quartz vein dipping between 60 to 75 degrees to the north-east, and has been traced by drilling along a strike length of 730 metres. The width of the vein varies between 10 to 20 metres at the central-southeastern part of the structure and 3 to 5 metres to the northwest. The mineralization at Gabriela is substantially more silver-rich rather than gold, in comparison to other prospects at Cerro Moro. The vein is mostly characterised by white quartz-adularia with disseminated sulphides of fine black pyrite (and possible acantite?). The vein has been tested to a maximum depth of 140 metres from the surface. The mineralisation cuts several volcanic units.

9.16	Silvia

The Silvia prospect consists of several east-west orientated breccia-vein sets hosted within the P2 unit, located near of the intersection of two major structures; the Esperanza-Nini structure and the Barbara structure. Outcrop is sparse, with scattered white quartz float over an area of 200 metres by 350 metres. The mineralisation is complex with interpreted repeated brecciation; pre, syn and post mineralization. There are early quartz-adularia-sulphide (pyrite-galena-sphalerite-free gold) veins which have been brecciated and infilled with dark grey or white silica with minor base metal and coarse marcasite. An interpreted late phase consists of a barren breccia which contains clasts of all the previous events and is filled with a clay rock flour matrix. The veins widths vary between 1 to 4 metres, and to date have been tested to a maximum depth of 100 metres from surface.

9.17	Laura

The Laura prospect is a north-south oriented white quartz vein located at the northern part of Cerro Moro. The structure dips 60 degrees to the east, and is situated at the lithological contact between rhyolite (hanging-wall) and rhyodacitic ignimbrite (foot-wall). The width of the vein varies between 3 to 6 metres, and is composed of massive white-quartz with scarce disseminated sulphides (mostly pyrite). The boundaries of the vein are characterized by a less than one metre zone of quartz-gossanous material.

9.18	Lala

The Lala prospect is a north-northwest trending structure dipping to the north-east. Quartz vein outcrop can be observed for approximately 400 metres on the surface, and the structure is interpreted from the ground magnetic to continue for an additional 1.8 kilometres to the southeast under Tertiary marine sediments. The vein is emplaced at the contact between rhyodacitic ignimbrite with fiammes (of the P1 unit) and rhyolite (of the P2unit). Two pulses of mineralisation are interpreted; an early phase of white quartz-adularia, which is brecciated by a second later pulse of black silica material with fine disseminated pyrite. This black silica is in part chalcedonic. The vein’s width varies between 0.5 to 2 metres.

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9.19	Carlita

The Carlita prospect is an east-west oriented, narrow, low-grade quartz vein structure, traced for 350 metres. The vein is composed of white quartz with scarce disseminated sulphides (mostly pyrite). The widths vary between 0.5 to 2 metres. The western end of the structure has split into two separate veins and is interpreted to merge (?) with the major northwest trending Esperanza-Nini structure. The host-rock is interpreted to be the P1 unit. To the south of the main vein there are outcrops of east-west sub-parallel veinlets close to the contact between the P2 unit and the P1 unit.

9.20	Florencia

The Florencia prospect is located 250 metres toward the northeast of the Moro prospect and is characterised by sub-outcrop of veins and breccia-vein float, oriented approximately east-west. The Florencia structure has been traced for 300 metres and is interpreted to potentially connected with the Moro structure at its western end. The vein’s width varies between 1 to 4 metres. The presence of jarosite and anomalous arsenic values suggests that it has formed in an elevated crustal setting.

9.21	Natalia

The Natalia prospect is a major northwest trending structure, located south of the Gabriela prospect and north of the Esperanza structure. The vein is characterised by white massive quartz with disseminated fine pyrite with an interpreted late brecciation stage filled with a quartz-hematite matrix. The outcrop has been mapped for 200 metres, but the ground magnetics suggest that the structure could be traced for 3 kilometres, particularly to the northeast. The vein’s width varies between 1 to 2 metres, but stock-work zones up to 4 metres have been observed. The vein is emplaced in an interpreted fault contact between the P2 unit and the P1 unit.

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10.0	EXPLORATION

10.1	Introduction

Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes; geological mapping, various geophysical surveys, surface sampling and drilling. Table 5 chronologically summarises all the exploration work undertaken to date.

Table 5  Summary of Exploration Work undertaken by Exeter

Date	Exeter Exploration Works	Responsible Geologist
June 2003	Revision of the CVSA Information	Rob Harley
February 2004	Aster Image Interpretation	Colin Nash
April 2004	Planning Reverse Circulation Drilling	Rob Harley
June 2004	Reverse Circulation Drilling	Julian Maidana
June 2004	Induced Polarization Survey by Quantec	Julian Maidana
August - December 2004	Magnetic Susceptibility Survey of Reverse Circulation Holes	Julian Maidana
September 2004	Resistivity Survey by Akubra	Julian Maidana
October 2004 - February 2005	Rock Chip Sampling on Geophysical Anomalies	Julian Maidana
August 2004 - April 2005	Rock Chip Sampling	Julian Maidana
April- October 2005	Ground Magnetic Survey	Julian Maidana
March - August 2006	Ground Magnetic Survey - E-W Grid	Glen Van Kerkvoort
June 2006	Reverse Circulation Drilling	Gabriel Gomez
July 2006	CVSA half yearly Technical Report	Gabriel Gomez
October 2006	Geology Mapping and Stratigraphy Interpretation on Carla Prospect	Dean Williams
November 2006	Trench Sampling	Alistair Grahame
November - December 2006	Diamond Drilling	Alistair Grahame
January - May 2007	Ground Magnetic Survey - N-S Grid	Glen Van Kerkvoort
January - March 2007	Trench Sampling	Alistair Grahame - Fernando Chacon
January - February 2007	LAG Sampling	Alistair Grahame - Fernando Chacon
March 2007	CVSA half yearly Technical Report	Alistair Grahame
March of 2007 Present	Ongoing Diamond and Reverse Circulation Drilling (Still in progress)	Fernando Chacon
April - June 2007	Induced Polarization Survey by Quantec	Glen Van Kerkvoort
May 2007	LAG Sampling	Fernando Chacon
May - June 2007	Project Scale Mapping of Central - West area	Matt Houston
July 2007	CVSA Half yearly Technical Report	Fernando Chacon
September 2007	Joint venture report Notification of Completion of 10000 metres of Drilling on the Co Moro Property	Glen Van Kerkvoort
October - December 2007	LAG Sampling	Fernando Chacon
November 2007	Comments on Au-Ag Mineralization Control and Drilling Target Definition	Greg Corbett
January - March 2008	Core Sampling for metallurgical test work	Jerry Perkins
January 2008	INTA* site visit to evaluate areas for rehabilitation/re-vegetation of disturbed areas	Dante Cramero
February 2008 to the Present	Project scale mapping of the entire property at 1:10,000	Nick Callan
March 2008	PQ size diamond core drilling	Jerry Perkins

* INTA = “Instituto Nacional de Tecnología Agropecuaria” of Argentina (National Institute of Agriculture Technology)

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10.2	Geological Mapping

Several campaigns of geological mapping have been conducted:

•
Early 2004, Colin Nash was contracted to undertake an ASTER satellite imagery based geological interpretation of the property at a scale of 1:75,000. This was followed up and modified with ground observations (Refer to Figure 5).

•
In October 2006 a program of mapping at a scale of 1:2,000 commenced in the south of the property in the vicinity of the Escondida and Carla areas. This work was started by geological consultant, Dean Williams. During the second quarter of 2007, Matt Houston, expanded the mapping to the southwest to cover the prospects; Escondida, Loma Escondida, Patricia, Esperanza, Natalia and Gabriela (refer to Figures 6 and 7).

•	At the start of 2008, geological consultant, Nick Callan, commenced a program of mapping at a scale of 1:10,000 to cover the entire property. At the time of writing this work was still in progress.

10.3	Geophysics

Exeter has undertaken a number of ground magnetic and induced polarization (“IP”) and resistivity surveys at Cerro Moro (refer to Table 6 and Figure 8).

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Table 6    Summary of Geophysical Programs Run on the Property

GROUND MAGNETICS
DESCRIPTION	AREA Km2	LINE KILOMETRES
Ground Magnetics 40 metre spaced East-West Lines	74.6	1,865.8
Ground Magnetics 40 metre spaced North-South Lines	18.9	473.3
Total Ground Magnetics	93.6	2,339.0

INDUCED POLARIZATION AND RESISTIVITY
DESCRIPTION	AREA Km2	LINE KILOMETRES
Quantec 2004 Gradient Moro Vein 50 x 50 metre grid	1.6	32.0
Quantec 2004 Gradient Esperanza Vein 50 x 50 metre grid	1.7	34.0
Quantec 2004 Gradient Deborah Vein 50 x 50 metre grid	2.1	42.0
Quantec 2004 Dipole Dipole Moro Vein 50 metre spacing		0.4
Quantec 2004 Dipole Dipole Esperanza Vein 50 metre spacing		0.4
Quantec 2004 Dipole Dipole Deborah Vein 50 metre spacing		0.4
Akubra 2004 Gradient Resistivity West Area 25 x 100	11.53	115.3
Akubra 2004 Gradient Resistivity West Area 25 x 100	4.86	48.6
Quantec 2007 Gradient IP-Resistivity 25 x 100	10.18	101.8
Total IP/Resistivity	31.97	374.9

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Figure 8    Cerro Moro Prospects and Geophysical Survey Locations

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10.3.1	Ground Magnetics

Exeter purchased two GEM 19 Overhauser Magnetometers; a base station and a ‘walking’ magnetometer. The walking magnetometer is fitted with a GPS and was set to take readings every 2 seconds.

Initially an east-west oriented survey was undertaken over an 80 square kilometre area covering the principal areas of mineralisation as determined from previous work. The program was run in a series of blocks each covering 2 to 4 square kilometres. Lines have a 40 metre spacing, and the 2 second delay on readings gave an average reading spacing of 5 metres. The data was sent to consultant geophysicist, Dave Burt, for verification and processing.

Following the discovery of east-west oriented veins at Escondida, Patricia and Loma Escondida a second north-south oriented survey was conducted. This north-south survey was conducted with the same specifications as the preceding east-west survey. The final images were prepared by combining the north-south data with the east-west data (refer to Figures 9 and 10).

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Figure 9    Cerro Moro Ground Magnetics - First Vertical Derivative - Vertical Shade

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Figure 10    Combined EW & NS Ground Magnetics - RTP - Vertical Shade

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Excellent results were obtained as almost all the known structures have been differentiated in the processed ground magnetic data. Importantly, the structures are interpreted to extend under the shallow Tertiary marine sediment cover.

10.3.2	IP and Resistivity Surveys

Three programs of IP and Resistivity have been undertaken on the property. Refer to Figure 8 for the location of each survey.

10.3.2.1	Quantec July 2004 Gradient Array IP and Resistivity Survey

The first IP and resistivity program was conducted by Quantec Geoscience Argentina S.A. (“Quantec”). Both gradient array and dipole-dipole survey methods were implemented. Three gradient array grids, each approximately 1 square kilometre in area, were surveyed; covering the Moro, Esperanza and Deborah vein structures. Each grid was composed of 50 metre spaced lines with a 50 metre station spacing along the lines. A single dipole-dipole line was also run over each of these structures.

10.3.2.2	Akubra November 2004 Resistivity Survey

From the initial survey undertaken by Quantec it was concluded that resistivity alone was sufficient to ascertain the presence of hidden structures. Akubra were then contracted to undertake a resistivity only survey over two large areas covering the eastern and western portions of the property. Refer to Figures 11 and 12.

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Figure 11    Akubra November 2004, South-East Area, Resistivity

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Figure 12    Akubra November 2004, West Area, Resistivity

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10.3.2.3	Quantec May 2007 Gradient Array IP and Resistivity Survey

A third survey was undertaken in the south of the property following a recommendation by consultant Greg Corbett in order to attempt to define additional narrow sulphide rich veins, similar to the recently discovered Escondida vein. This survey was conducted on north-south oriented lines with a 100 metre line separation and a 25 metre station spacing.

The gradient array survey data has highlighted clear anomalies over areas of known structures. The chargeability plan plot for the Escondida area shows a broad, long anomaly over the entire Escondida prospect (refer to Figure 13). The resistivity plan plot for the same area clearly shows the Escondida fault as a strong resistor to the north and a weak resistor to the south, probably due to the different rock types on either side of the fault (refer to Figure 14). Other known prospects that show chargeability and resistivity anomalies are; Loma Escondida, Tres Lomas, Carla and the Carlita prospects.

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Figure 13    Quantec May 2007, Gradient Array, Induced Polarization

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Figure 14    Quantec May 2007, Gradient Array, Resistivity

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10.4	Surface Sampling

Prior to the work of Exeter, a total of 2,982 samples were collected at Cerro Moro by Mincorp, where 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being spot rock samples.

Since Exeter commenced exploration work on the property in June, 2003 an additional 4,542 samples have been collected. Table 7 summarises the types and quantity of samples.

Table 7  Surface Samples Summary Table

Sample Type	Quantity
BLEG	3
LAG	1,781
Mobile Metal Ions	17
Rock Chip	522
Soil	356
Stream	4
Trench & Channel	1,859
TOTAL	4,542

10.4.1	Rock Chip Samples

A total of 522 spot rock chip samples were collected from all of the main prospect areas; Escondida, Loma Escondida, Patricia, Tres Lomas, Patricia, Natalia, Gabriela, Nini, Carla, Deborah, Belen, Maria, Michelle, Moro, Dora, Lala, Laura and Georgina. This program of sampling was undertaken to assess targets identified in the geophysical products, as well as outcropping veins which had not been previously sampled. Sampling was also undertaken in areas of abundant float, where outcrop was not apparent, and also not previously sampled.

Many samples were analysed for gold only by fire assay (50 gram Au fire assay with either an atomic absorption spectroscopy (“AAS”) or gravimetric finish - with a 1 part per billion (“ppb”) Au detection limit) and others also included multi-element analyses using conventional inductively coupled plasma atomic emission spectroscopy (“ICP-AES”) analysis with an aqua regia digestion (laboratory code “ME-ICP41”). Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile1 .

Figures 15 to 19 summarise the results of the rock chip sampling for gold, silver, copper, lead and zinc values, respectively, where samples anomalous in all of these five elements are assigned a higher priority for follow-up.

2 Both the ALS-Chemex sample preparation facility in Mendoza, Argentina and the ALS-Chemex laboratory in La Serena, Chile are ISO-9001:2000 certified laboratories.

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Figure 15    Co Moro Project - Rock Chip Samples - Au (ppm)

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Figure 16    Co Moro Project - Rock Chip Samples- Ag (ppm)

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Figure 17    Co Moro Project - Rock Chip Samples - Cu (ppm)

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Figure 18    Co Moro Project - Rock Chip Samples - Pb (ppm)

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Figure 19    Co Moro Project - Rock Chip Samples- Zn (ppm)

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10.4.2	Lag Sampling

A total of 23 lag soil sampling lines were completed for 1,781 samples totalling 38.7 line kilometres. The areas sampled include; Deborah, Escondida, Loma Escondida, Tres Lomas, Patricia, Barbara, Ana, Carla and Carlita. Several anomalies were detected, particularly over the known veins, indicating the effectiveness of the method. The three highest samples returned gold values of; 1,210 ppb, 666 ppb and 119 ppb. Each sample represents a composite over a 25 metre interval, and the material sampled is between 2 and 5 millimetres in size.

The lag samples were analysed for gold by fire assay and ICP-AES (laboratory code “Au-AA24”) along with multi-element analysis using ME-ICP41m. Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Figures 20 and 21 summarise the gold and silver results. Gold values greater than 60 ppb and silver values greater than 1,250 ppb are considered anomalous, and samples returning values greater than these limits are followed up with detailed mapping, review of existing geophysics and rock sampling, as appropriate. Additional lag sampling to the east of the main survey has been designed along with infill lines between the currently spaced 200 metre lines, in areas with anomalous results.

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Figure 20    Co Moro Project - LAG Samples - Au (ppb)

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Figure 21    Co Moro Project - LAG Samples - Ag (ppb)

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10.4.3	Soil and Mobile Metal Ion Samples

Exeter conducted a soil sample program during 2004 and 2005 with the objective of defining potential drill targets over resistivity anomalies. During this program 404 samples were collected. Due to the absence of a well-defined soil horizon the sampling methodology was to dig a hole 20 to 30 centimetres deep and to sieve (-80 #) the material collected from the bottom of the hole. The method failed to provide geochemical targets over areas of cover with the only anomalous results returned being from samples located proximal to the known outcropping veins (refer to Figures 22 and 23 that summarise the assay results for gold and silver of the soil samples).

Exeter conducted a trial Mobile Metal Ion (“MMI”) soil sample program between the Esperanza and Nini structures, in an area with recent cover and no outcrop. A total of 17 samples were collected for analysis. Samples were collected over two lines, an orientation line passing over the Nini vein with the second over marine sediments that form a ridge which separates the Nini and Esperanza prospects. The orientation line contained anomalous values; however the line over the covered area contained no anomalous results. The marine sediments that form the ridge have an estimated thickness of 40 metres, so drilling will be necessary to test whether the mineralisation continues between the two veins (refer to Figures 22 and 23 that summarise the assay results for gold and silver of the MMI samples).

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Figure 22    Co Moro Project - Soil and MMI Samples - Au (ppb)

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Figure 23    Co Moro Project - Soil and MMI Samples - Ag (ppb)

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10.4.4	Trenches and Rock Chip Channels Samples

Prior to the work of Exeter, a total of 405 hand dug trenches were completed by Mincorp, totalling 3,036 metres from which 2,163 samples were collected.

Exeter has completed to date a total 140 trenches for 2,549.5 metres, from which 1,654 samples have been collected and assayed. Trenching was conducted at the Silvia, Carla, Carlita, Deborah, Escondida, Esperanza, Gabriela, Loma Escondida, Natalia, Patricia and Tres Lomas prospects. Refer to Table 8 for details of the trench and chip channel sampling.

Table 8  Trench and Rock Chip Channel Sample Details by Prospect

EXETER TRENCH AND CHANNEL SUMMARY
Prospect	Trenches	Metres	Samples
Silvia	1	82.50
Carla	12	255.50	171
Carlita	10	341.4	263
Deborah	3	170.50	36
Escondida	28	645.62	390
Esperanza	28	468.20	266
Gabriela	8	23.35	41
Loma Escondida	23	341.73	279
Natalia	3	39.50	44
Patricia	10	101.80	63
Tres Lomas	15	141.90	101
Totals	140	2,549.5	1,654

The samples in the trenches were collected by hammer and chisel, every 2 metres, or less, as dictated by geology. Depending on the length of the samples, samples weights ranged between 1 and 7 kilograms, with an average sample weight of 5 kilograms.

All channel samples have been assayed for gold by fire assay with an AAS finish (laboratory code “Au-AA24”) and silver by four acid “near-total” digestion (HF-HNO3-HClO4 digestion, HCl leach) with an AAS finish (laboratory code “Ag-AA61”). Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Figures 24 to 28 summarise the results of the trench sampling for gold, silver, copper, lead and zinc values, respectively. The results of the trenching have been used as an aid to siting drill holes, where higher grade samples were considered higher priority. However, as there are now many cases of higher grade intersections beneath lower grade drill intersections or low grade trench results, the trenching has been used more to locate the prospective structures themselves. In areas where the recent post mineralisation cover deems trenching as not appropriate, fences of RC percussion drilling is used instead (e.g.: at the Silvia prospect).

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Figure 24    Co Moro Project - Trenches and Chip Channel Samples - Au (ppm)

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Figure 25    Co Moro Project - Trenches and Chip Channel Samples - Ag (ppm)

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Figure 26    Co Moro Project - Trenches and Chip Channel Samples - Cu (ppm)

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Figure 27    Co Moro Project - Trenches and Chip Channel Samples - Pb (ppm)

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Figure 28    Co Moro Project - Trenches and Chip Channel Samples - Zn (ppm)

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11.0	DRILLING

Prior to Exeter, 34 drill holes for 2,593 metres was conducted by Mincorp, comprised of 19 diamond drill holes for 1,016 metres and 15 RC percussion drill holes for 1,577 metres.

To date, Exeter has drilled a total of 315 drill holes for 29,139.85 metres, comprised of 170 diamond holes for 12,480.85 metres and 145 RC percussion drill holes for 16,659 metres. Therefore the current total of drilling at Cerro Moro equates to 349 holes for 31,732.85 metres. Table 9 shows the total drill metres conducted by Exeter and the percentage by prospect, where presently 67% of the drilling has been conducted on the Escondida, Esperanza and Loma Escondida veins, with over half of the drilling solely at the Escondida prospect.

Table 9    Drilling Details for Cerro Moro

Prospect	Meters RC	Meters DDH	Total Holes	Holes RC	Holes DDH	Meters	%
Carla	301.00	323.05	8	3	5	624.05	2.1
Carlita	330.00	0.00	5	5	0	330.00	1.1
Deborah	965.00	198.45	19	15	4	1163.45	4.0
Dora	342.00	0.00	8	8	0	342.00	1.2
Escondida	7627.00	7404.60	128	28	100	15031.60	51.6
Esperanza	1309.00	1374.55	33	14	19	2683.55	9.2
Florencia	172.00	0.00	2	2	0	172.00	0.6
FMD	198.00	0.00	2	2	0	198.00	0.7
Gabriela	266.00	791.65	11	3	8	1057.65	3.6
Lala	264.00	0.00	3	3	0	264.00	0.9
Laura	160.00	0.00	2	2	0	160.00	0.5
Loma Escondida	966.00	941.55	25	6	19	1907.55	6.5
Marina	264.00	0.00	4	4	0	264.00	0.9
Moro	378.00	0.00	5	5	0	378.00	1.3
Natalia	124.00	0.00	2	2	0	124.00	0.4
Nini	699.00	0.00	12	12	0	699.00	2.4
Nini-Esperanza_Gap	440.00	50.50	4	3	1	490.50	1.7
Ornella	127.00	0.00	2	2	0	127.00	0.4
Patricia	640.00	698.55	16	6	10	1338.55	4.6
Silvia	637.00	637.95	11	8	3	1274.95	4.4
Tres Lomas	180.00	60.00	4	3	1	240.00	0.8
Virginia	270.00	0.00	9	9	0	270.00	0.9
TOTAL	16,659.00	12,480.85	315	145	170	29,139.85	100.0

The majority of drilling by Exeter has been undertaken by Major Perforaciones Argentina; a subsidiary of the Major Drilling group based in Canada, with a limited number of diamond holes drilled by Patagonia Drill Mining Services S.A. Experienced expatriate drilling supervisors supervised the drilling operations.

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Diamond core drilling has been mostly undertaken utilising track-mounted UDR650 multi-purpose rigs. All diamond core drilling has been HQ3 size utilising triple tube equipment. The majority of diamond core holes were drilled using the Ballmark orientation system to provide accurate core orientations. Where water was intersected in RC percussion holes, resulting in lower sample recoveries, drilling was converted to diamond core to test the target zones.

RC percussion holes and percussion pre-collars to diamond drill holes were drilled utilising a UDR650 rig with (350psi/900cfm) air capacity. Holes were drilled with face-sampling hammers with hole diameters between 13.0 and 14.0 centimetres.

Exeter drill collars from MRC001 to MD268 (includes RC percussion and diamond drill holes), as well as the Mincorp RC percussion and diamond drill collars from ARC01 to ARC16 and DDH01 to DDH19 have been surveyed by a surveying contractor using a total station EDM theodolite and a differential GPS. The remaining drill collars (from MD269 to MRC313) have been positioned with compass and tape using the previous collars surveyed as a reference. Down-hole surveys by Exeter were performed at the time of drilling initially utilising an Ausmine (“Eastman-type”) down-hole camera, and since March 2007 using a digital Reflex down-hole camera.

Figure 29 summarises the location of the drill collars relative to the various prospects.

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Figure 29    Drill Collars and Prospects Location Map

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11.1	Escondida

At the Escondida prospect, Exeter has drilled a total of 128 drill holes for 15,031.6 metres, comprised of 100 diamond holes for 7,404.6 metres and 28 RC percussion drill holes for 7,627 metres (includes RC percussion metres drilled as pre-collars to diamond drill holes). Drilling has now traced the Escondida structure for approximately 3 kilometres, with 1.8 kilometres of the structure hosting significant gold-silver mineralisation. The mineralisation has been divided into four zones; Escondida Far West, Escondida West, Escondida Central and Escondida East. Significant results (publicly released) are presented in Table 10.

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Table 10    List of Significant Results - Escondida Prospect.

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
ESCONDIDA FAR WEST
MRC161	45.0	46.0	1.0	1.1	20	1.5
and	61.0	62.0	1.0	1.3	84	2.7
MRC162	76.0	77.0	1.0	1.3	74	2.5
MRC175	68.0	74.0	6.0	11.5	311	16.7
including	71.0	73.0	2.0	31.1	746	43.6
MD206	18.66	19.45	0.79	2.7	348	8.5
MD206	38.85	41.25	2.40	2.7	166	5.5
MD216	94.00	101.53	7.53	33.2	2,219	70.2
including	97.87	100.63	2.76	86.7	5,915	185.3
includes	98.48	99.10	0.62	234.0	13,945	466.4
MD218	152.40	155.82	3.42	53.3	3,403	110.1
including	152.40	153.51	1.11	86.9	4,608	163.7
and	154.57	155.34	0.77	106.0	7,800	236.0
MD221	62.0	64.0	2.0	7.6	165	10.4
including	63.0	64.0	1.0	14.7	316	19.9
and	74.0	80.8	6.8	22.2	1,555	48.1
including	77.0	79.0	2.0	64.7	4,570	140.9
MD226	196.5	202.0	5.5	4.3	252	8.5
including	196.5	198.0	1.5	15.6	1,057	33.2
including	197.7	198.0	0.3	35.8	2,470	76.9
MD229	149.3	154.6	5.3	4.5	368	10.7
including	152.1	153.1	1.0	18.2	1,349	40.6
MD233	173.7	175.4	1.7	4.4	326	9.8
including	173.7	174.0	0.3	9.9	658	20.9
and	174.8	175.1	0.3	7.6	786	20.7
ESCONDIDA WEST
MRC084	22.00	24.00	2.00	16.3	178	19.3
and	29.00	30.00	1.00	39.7	1,590	66.2
MD085	62.00	63.27	1.27	3.6	52	4.4
including	62.33	62.85	0.52	6.7	79	8.0
MD095	43.85	45.95	2.10	65.7	2,218	102.7
including	43.85	44.30	0.45	246.0	5,450	151.6
MD096	10.20	12.90	2.70	18.8	364	24.8
Including	11.00	12.00	1.00	44.6	919	59.9
MD122	39.70	40.00	0.30	2.3	100	4.0
MD123	32.70	36.96	4.26	3.0	141	5.3

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Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
including	33.80	34.75	0.95	8.6	315	13.8
MD124	76.00	78.00	2.00	4.4	471	12.2
MD145	50.43	50.75	0.32	3.6	228	7.4
MD149	41.00	42.55	1.55	6.5	620	16.9
including	42.15	42.55	0.40	21.1	2,060	55.4
MD169	34.85	37.25	2.40	6.1	230	9.9
including	35.70	37.25	1.55	8.6	295	13.6
MD228	78.0	82.1	4.1	16.1	865	30.5
including	80.8	81.4	0.6	93.0	4,535	168.6
ESCONDIDA CENTRAL
MD061	38.53	41.20	2.67	27.3	245	30.8
including	39.26	40.69	1.43	50.1	436	56.3
MD064	30.00	40.40	10.40	11.6	777	22.7
including	37.55	38.60	1.05	105.8	7,142	207.8
MD082	131.30	135.00	3.70	94.9	211	98.4
including	131.30	132.89	1.59	220.1	427	227.2
MD088	32.00	33.70	1.05	7.8	10	8.0
and	35.40	38.10	2.70	6.7	288	11.5
including	36.60	37.30	0.70	13.6	646	24.3
MD089	77.15	80.00	2.85	30.3	1,173	49.8
including	78.08	78.40	0.32	263.0	9,370	419.2
MD090	68.00	69.70	1.70	49.7	346	55.4
including	68.00	69.15	1.15	70.9	341	76.6
MD091	84.52	88.90	4.38	37.3	221	35.6
including	85.50	85.85	0.35	431.0	562	440.4
MD098	77.49	81.32	3.83	127.2	4,281	198.6
including	79.30	80.40	1.10	419.9	13,630	647.1
MD104a	149.26	149.72	0.46	3.0	73	4.2
MD105	101.47	102.45	0.98	3.1	437	10.4
including	102.02	102.45	0.43	6.4	963	22.4
and	105.47	110.00	4.53	1.9	286	6.6
including	105.47	106.38	0.91	8.3	1,227	28.8
MD106	28.50	32.00	3.50	61.8	1,887	93.2
including	29.40	30.41	1.01	212.1	6,068	313.2
and	43.00	46.00	3.00	9.5	1,018	26.5
including	44.48	44.83	0.35	62.3	7,590	188.8
MD112	100.40	103.66	3.26	34.0	2,331	72.9
including	100.40	102.01	1.94	56.6	3,819	120.3
MD113	45.20	50.00	4.80	3.7	12	3.9
MD115	54.35	55.73	1.38	51.4	3,305	106.5
including	55.00	55.41	0.41	99.0	5,380	188.7
MD139	30.72	33.97	3.25	33.8	540	42.8

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Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
including	31.11	32.75	1.64	63.4	851	77.6
including	32.00	32.45	0.45	134.5	1,040	151.8
MD140	79.56	85.25	5.69	10.5	367	16.6
including	82.58	83.30	0.72	25.4	321	30.8
including	83.90	84.63	0.73	40.4	1,320	62.4
and	109.00	110.76	1.76	7.0	1,404	30.4
including	110.48	110.76	0.28	35.2	5,960	134.5
MD142	118.50	118.80	0.30	1.4	205	4.8
and	139.95	140.32	0.37	32.8	3,330	88.3
MRC159	11.0	14.0	3.0	1.1	5	1.2
MD171	17.00	18.00	1.00	0.6	170	3.4
ESCONDIDA EAST
MD087	30.06	32.07	2.01	19.1	409	25.9
including	31.03	32.07	1.04	35.9	747	48.3
MD107	85.84	86.17	0.33	2.4	27	2.9
MD108	23.08	24.06	0.98	18.2	619	28.5
MD109	126.50	128.73	2.23	2.7	86	4.1
including	126.80	127.20	0.40	10.5	259	14.8
MD110	26.00	29.08	3.08	24.6	538	33.6
including	27.39	29.08	1.69	43.3	971	59.5
MD111	26.80	27.78	0.98	79.2	572	88.7
including	27.40	27.78	0.38	197.0	1,230	217.5
MD117	43.99	45.60	1.61	19.5	93	21.0
including	44.88	45.60	0.72	34.4	155	36.9
MD118	50.63	52.60	1.97	49.9	80	51.2
including	52.30	52.60	0.30	198.5	172	201.4
MD135	76.00	78.20	2.20	9.3	140	11.6
MD137	72.28	73.13	0.85	20.9	200	24.2
including	72.78	73.13	0.35	35.9	325	41.3
MD148	130.63	134.00	3.37	2.1	14	2.3
and	140.00	141.00	1.00	0.8	95	2.4
MD151	98.40	99.20	0.80	11.6	26	12.1
MD152	99.40	100.17	0.77	9.4	92	10.9

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

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Long sections, constructed in the plane of the main vein, have been prepared and contoured based on estimated true widths multiplied by the gold equivalent values. Figure 30 displays the entire known mineralised vein to date; as a key to the locations of the four main zones (Figures 31 to 33).

Figure 30    Escondida Long Section Key

Figure 31    Escondida Far West Long Section

The Escondida Far West discovery was the result of scout fence drilling designed to locate the potential north-western extension of the main Escondida structure, in an area with extensive post mineralisation cover. The detailed ground magnetic data was utilised to estimate the position of the structure. None of the mineralisation outcrops at surface. In addition to being a blind mineralised body, near surface holes, as well as holes on the margin of the higher grade shoot, intersected only low grade to anomalous gold and silver values. This has implications over the entire property, where many of the veins are low grade near surface, and were previously assigned a low priority. Drilling is continuing at Escondida Far West with the aim of covering the area with a minimum horizontal and vertical spacing of 80 metres, to a minimum depth from surface of 120 metres. A program of closer infill drilling will be proposed on receipt of all of the first phase of drilling (Table 12 lists all of the pierce points and values used to construct the long section).

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Figure 32    Escondida West Long Section

Following the discovery of the two higher grade shoots at the central and western portions of Escondida, drilling has focussed on tracing these plunging zones. Initially Escondida Central and Escondida West were interpreted to be two separate veins systems, or represented a faulted offset of the structure. However, drill holes MD122, MD123 and MD124, demonstrated that the two zones are in fact one continuous structural zone. In addition, MD228, a step back hole in this area, intersected higher grade gold and silver mineralisation, identifying the potential presence of another high grade plunging shoot. Drilling is continuing at Escondida West with the aim to cover the area with a minimum horizontal and vertical spacing of 80 metres, to a minimum depth from surface of 200 metres. Additional follow-up drilling to further trace the high grade shoots is also planned (Table 12 lists all of the pierce points and values used to construct the long section).

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Figure 33    Escondida Central & East Long Section

Drilling at Escondida Central has focussed on the detailed delineation of bonanza-grade and high-grade shoots, to an approximate vertical depth of 125 metres from surface. Significantly, high-grade gold and silver mineralisation at Escondida Central is associated with elevated base metal assays, as displayed in Table 11.

Table 11 Significant Base Metal Results at Escondida East

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Cu %	Pb %	Zn %
MD064	37.55	38.60	1.05	105.8	7,142	224.8	0.6	2.4	4.2
MD082	131.30	132.89	1.59	220.1	427	227.2	0.2	1.5	0.8
MD089	78.08	78.40	0.32	263	9,370	419.2	0.1	1.4	3.7
MD098	79.30	80.40	1.10	419.9	13,630	647.1	0.4	2.1	3.4
MD106	44.48	44.83	0.35	62.3	7,590	188.8	0.1	1.1	1.4
MD112	100.40	102.34	1.94	56.6	3,819	120.3	0.3	0.9	1.7
MD115	55.00	55.41	0.41	99.0	5,380	188.7	0.3	2.7	3.1

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

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Additional deeper drilling is planned at Escondida Central, with the aim to investigate for the possibility of additional blind high-grade shoots (Table 12 lists all of the pierce points and values used to construct the long section).

Table 12    List of Pierce Points with Assay Values Used to Construct the Escondida Long Sections

Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**	Sector***
Drillhole	MD061	38.5	41.2	2.7	27.2	245.1	31.3	51.5	EC
Drillhole	MD062	25.5	27.9	2.4	2.4	99.0	4.1	7.6	EC
Drillhole	MD064	30.0	40.4	10.4	11.6	776.7	24.5	189.4	EC
Drillhole	MD065	41.5	45.4	4.0	0.6	29.2	1.1	3.0	EC
Drillhole	MD082	131.3	135.0	3.7	94.8	211.2	98.4	165.3	EC
Drillhole	MD083	117.8	120.2	2.3	0.4	17.1	0.7	1.0	EC
Drillhole	MD088	35.4	38.1	2.7	6.6	288.3	11.4	19.8	EC
Drillhole	MD089	77.2	80.0	2.9	30.2	1173.3	49.8	116.3	EC
Drillhole	MD090	67.0	69.7	2.7	31.3	229.0	35.1	72.6	EC
Drillhole	MD091	84.5	88.9	4.4	37.9	220.8	41.5	147.1	EC
Drillhole	MD098	77.5	81.3	3.8	127.6	4281.3	199.0	557.4	EC
Drillhole	MD104a	149.3	149.7	0.5	3.0	73.0	4.2	1.7	EC
Drillhole	MD105	105.0	110.0	5.0	1.6	261.5	6.0	25.4	EC
Drillhole	MD106	28.5	32.0	3.5	61.7	1886.7	93.2	253.5	EC
Drillhole	MD109	124.0	129.1	5.1	1.4	45.7	2.2	7.9	EC
Drillhole	MD112	100.4	106.7	6.3	17.9	1240.5	38.6	170.9	EC
Drillhole	MD113	45.2	51.4	6.2	3.0	13.3	3.2	16.7	EC
Drillhole	MD115	53.9	55.7	1.8	34.4	2498.1	76.0	94.9	EC
Drillhole	MD116	49.7	52.5	2.7	0.3	24.2	0.7	1.4	EC
Drillhole	MD119	142.0	144.0	2.0	0.2	34.9	0.8	1.2	EC
Drillhole	MD120	81.6	82.0	0.4	0.2	15.9	0.5	0.1	EC
Drillhole	MD121	42.1	43.3	1.2	0.3	19.2	0.7	0.6	EC
Drillhole	MD139	30.7	34.0	3.3	33.8	539.8	42.8	85.6	EC
Drillhole	MD140	76.3	85.3	8.9	6.8	237.9	10.8	64.5	EC
Drillhole	MD142	114.0	116.9	2.9	0.3	18.2	0.6	1.2	EC
Drillhole	MD153	25.4	27.4	2.0	0.8	30.5	1.3	1.8	EC
Drillhole	MD167	93.0	94.9	1.9	1.8	166.4	4.6	7.2	EC
Drillhole	MD170	64.1	77.0	12.9	24.5	860.2	38.9	250.9	EC
Trench	TEE_01	2.0	3.2	1.2	9.7	8.4	9.9	11.2	EC
Trench	TEE_02	2.0	9.2	7.2	3.9	93.4	5.5	38.9	EC
Trench	TEE_03	0.0	7.9	7.9	30.4	43.4	31.1	244.1	EC
Trench	TEE_04	1.7	5.4	3.7	6.0	12.5	6.2	22.8	EC
Trench	TEE_05	4.8	13.9	9.1	1.5	9.8	1.7	0.0	EC
Trench	TEE_06	3.0	9.4	6.4	0.7	6.3	0.9	5.7	EC
Drillhole	MD086	10.0	10.8	0.9	0.7	8.2	0.8	0.6	EE
Drillhole	MD087	26.0	32.1	6.1	6.7	148.0	9.2	39.5	EE
Drillhole	MD107	85.8	86.2	0.3	2.4	26.6	2.8	0.6	EE
Drillhole	MD108	23.1	24.1	1.0	18.5	619.1	28.8	21.6	EE
Drillhole	MD110	26.0	32.0	6.0	13.0	277.2	17.6	78.5	EE
Drillhole	MD111	24.0	27.8	3.8	20.7	169.9	23.5	68.0	EE
Drillhole	MD114	54.4	55.0	0.6	1.7	11.3	1.9	0.8	EE
Drillhole	MD117	44.0	50.0	6.0	5.9	119.7	7.9	33.6	EE
Drillhole	MD118	46.0	52.6	6.6	15.1	26.6	15.6	75.3	EE
Drillhole	MD135	76.0	78.2	2.2	9.9	139.5	12.2	20.3	EE
Drillhole	MD136	63.0	74.0	11.0	0.6	77.9	1.9	16.0	EE
Drillhole	MD137	72.3	73.1	0.9	20.8	199.7	24.1	16.1	EE
Drillhole	MD144	15.5	16.0	0.5	0.7	5.6	0.8	0.3	EE
Drillhole	MD146	52.0	53.0	1.0	0.0	0.0	0.0	0.0	EE
Drillhole	MD148	130.6	134.0	3.4	2.0	13.8	2.3	5.3	EE
Drillhole	MD151	98.4	99.2	0.8	11.6	26.4	12.0	7.1	EE
Drillhole	MD152	98.0	100.5	2.5	3.1	53.4	4.0	7.3	EE
Drillhole	MD227	111.9	112.5	0.6	0.6	13.2	0.8	0.4	EE
Drillhole	MRC225	56.0	57.0	1.0	0.6	3.6	0.7	0.5	EE
Drillhole	MRC232	81.0	82.0	1.0	0.0	0.0	0.0	0.0	EE
Drillhole	MRC255	53.0	54.0	1.0	0.0	0.0	0.0	0.0	EE
Trench	TEE_07	3.6	9.1	5.5	1.5	36.6	2.1	10.8	EE
Trench	TEE_10	17.9	23.4	5.5	2.8	9.7	3.0	16.5	EE
Trench	TEE_11	55.5	57.4	1.9	2.0	12.5	2.2	3.9	EE
Trench	TEE_13	23.3	25.6	2.3	7.1	238.3	11.1	24.8	EE
Drillhole	MD206	37.9	42.7	4.9	1.4	121.7	3.5	10.5	EFW
Drillhole	MD214	29.0	33.0	4.0	0.6	30.6	1.1	2.6	EFW
Drillhole	MD216	94.0	103.0	9.0	27.8	1868.5	58.9	340.7	EFW
Drillhole	MD218	152.1	158.0	5.9	30.9	1976.5	63.8	232.5	EFW
Drillhole	MD221	74.0	80.8	6.8	22.1	1555.2	48.1	231.3	EFW
Drillhole	MD224	90.2	92.8	2.7	0.4	34.3	0.9	1.5	EFW
Drillhole	MD226	196.5	202.0	5.6	4.3	124.2	6.3	22.9	EFW
Drillhole	MD229	146.0	154.6	8.6	2.9	224.6	6.7	44.1	EFW
Drillhole	MD233	173.7	175.4	1.7	4.4	325.8	9.8	11.6	EFW
Drillhole	MD237	355.5	356.8	1.4	0.8	34.8	1.4	1.2	EFW
Drillhole	MD249	119.0	121.0	2.0	0.3	9.8	0.5	1.0	EFW
Drillhole	MD259A	186.0	195.9	9.9	1.9	195.7	5.1	37.0	EFW
Drillhole	MRC161	60.0	63.0	3.0	0.7	44.1	1.4	3.2	EFW
Drillhole	MRC162	76.0	78.0	2.0	1.0	56.4	1.9	3.4	EFW
Drillhole	MRC175	66.0	77.0	11.0	6.4	184.8	9.4	56.3	EFW
Drillhole	MRC176	11.0	15.0	4.0	0.4	9.2	0.5	1.2	EFW
Drillhole	MRC178	126.7	128.8	2.2	5.1	248.6	9.2	14.4	EFW
Drillhole	MRC182	85.0	86.0	1.0	0.0	0.0	0.0	0.0	EFW
Drillhole	MRC254	92.0	98.0	6.0	5.7	157.9	8.4	32.4	EFW
Drillhole	DDH10	29.1	34.1	5.0	8.2	474.2	16.1	64.3	EW
Drillhole	DDH14	13.0	20.6	7.6	0.7	55.6	1.7	10.6	EW
Drillhole	DDH15	21.1	22.0	0.9	7.5	224.2	11.2	9.2	EW
Drillhole	MD085	61.0	64.0	3.0	1.7	30.1	2.2	5.9	EW
Drillhole	MD095	40.1	47.0	6.9	20.3	766.4	33.1	175.0	EW
Drillhole	MD096	10.2	12.9	2.7	18.4	364.1	24.5	54.8	EW
Drillhole	MD097	67.0	67.7	0.7	1.9	2.1	2.0	1.2	EW
Drillhole	MD122	39.7	42.0	2.3	0.7	14.5	1.0	1.8	EW
Drillhole	MD123	31.0	37.0	6.0	2.2	104.5	3.9	20.3	EW

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Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**	Sector***
Drillhole	MD114	54.4	55.0	0.6	1.7	11.3	1.9	0.8	EE
Drillhole	MD117	44.0	50.0	6.0	5.9	119.7	7.9	33.6	EE
Drillhole	MD118	46.0	52.6	6.6	15.1	26.6	15.6	75.3	EE
Drillhole	MD135	76.0	78.2	2.2	9.9	139.5	12.2	20.3	EE
Drillhole	MD136	63.0	74.0	11.0	0.6	77.9	1.9	16.0	EE
Drillhole	MD137	72.3	73.1	0.9	20.8	199.7	24.1	16.1	EE
Drillhole	MD144	15.5	16.0	0.5	0.7	5.6	0.8	0.3	EE
Drillhole	MD146	52.0	53.0	1.0	0.0	0.0	0.0	0.0	EE
Drillhole	MD148	130.6	134.0	3.4	2.0	13.8	2.3	5.3	EE
Drillhole	MD151	98.4	99.2	0.8	11.6	26.4	12.0	7.1	EE
Drillhole	MD152	98.0	100.5	2.5	3.1	53.4	4.0	7.3	EE
Drillhole	MD227	111.9	112.5	0.6	0.6	13.2	0.8	0.4	EE
Drillhole	MRC225	56.0	57.0	1.0	0.6	3.6	0.7	0.5	EE
Drillhole	MRC232	81.0	82.0	1.0	0.0	0.0	0.0	0.0	EE
Drillhole	MRC255	53.0	54.0	1.0	0.0	0.0	0.0	0.0	EE
Trench	TEE_07	3.6	9.1	5.5	1.5	36.6	2.1	10.8	EE
Trench	TEE_10	17.9	23.4	5.5	2.8	9.7	3.0	16.5	EE
Trench	TEE_11	55.5	57.4	1.9	2.0	12.5	2.2	3.9	EE
Trench	TEE_13	23.3	25.6	2.3	7.1	238.3	11.1	24.8	EE
Drillhole	MD206	37.9	42.7	4.9	1.4	121.7	3.5	10.5	EFW
Drillhole	MD214	29.0	33.0	4.0	0.6	30.6	1.1	2.6	EFW
Drillhole	MD216	94.0	103.0	9.0	27.8	1868.5	58.9	340.7	EFW
Drillhole	MD218	152.1	158.0	5.9	30.9	1976.5	63.8	232.5	EFW
Drillhole	MD221	74.0	80.8	6.8	22.1	1555.2	48.1	231.3	EFW
Drillhole	MD224	90.2	92.8	2.7	0.4	34.3	0.9	1.5	EFW
Drillhole	MD226	196.5	202.0	5.6	4.3	124.2	6.3	22.9	EFW
Drillhole	MD229	146.0	154.6	8.6	2.9	224.6	6.7	44.1	EFW
Drillhole	MD233	173.7	175.4	1.7	4.4	325.8	9.8	11.6	EFW
Drillhole	MD237	355.5	356.8	1.4	0.8	34.8	1.4	1.2	EFW
Drillhole	MD249	119.0	121.0	2.0	0.3	9.8	0.5	1.0	EFW
Drillhole	MD259A	186.0	195.9	9.9	1.9	195.7	5.1	37.0	EFW
Drillhole	MRC161	60.0	63.0	3.0	0.7	44.1	1.4	3.2	EFW
Drillhole	MRC162	76.0	78.0	2.0	1.0	56.4	1.9	3.4	EFW
Drillhole	MRC175	66.0	77.0	11.0	6.4	184.8	9.4	56.3	EFW
Drillhole	MRC176	11.0	15.0	4.0	0.4	9.2	0.5	1.2	EFW
Drillhole	MRC178	126.7	128.8	2.2	5.1	248.6	9.2	14.4	EFW
Drillhole	MRC182	85.0	86.0	1.0	0.0	0.0	0.0	0.0	EFW
Drillhole	MRC254	92.0	98.0	6.0	5.7	157.9	8.4	32.4	EFW
Drillhole	DDH10	29.1	34.1	5.0	8.2	474.2	16.1	64.3	EW
Drillhole	DDH14	13.0	20.6	7.6	0.7	55.6	1.7	10.6	EW
Drillhole	DDH15	21.1	22.0	0.9	7.5	224.2	11.2	9.2	EW
Drillhole	MD085	61.0	64.0	3.0	1.7	30.1	2.2	5.9	EW
Drillhole	MD095	40.1	47.0	6.9	20.3	766.4	33.1	175.0	EW
Drillhole	MD096	10.2	12.9	2.7	18.4	364.1	24.5	54.8	EW
Drillhole	MD097	67.0	67.7	0.7	1.9	2.1	2.0	1.2	EW
Drillhole	MD122	39.7	42.0	2.3	0.7	14.5	1.0	1.8	EW
Drillhole	MD123	31.0	37.0	6.0	2.2	104.5	3.9	20.3	EW

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Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**	Sector***
Drillhole	MD124	29.7	30.0	0.3	0.4	3.1	0.5	0.1	EW
Drillhole	MD125	25.0	26.0	1.0	0.7	3.4	0.7	0.0	EW
Drillhole	MD127	6.0	7.8	1.8	0.6	3.2	0.6	0.9	EW
Drillhole	MD145	50.0	51.6	1.6	0.9	152.9	3.4	4.5	EW
Drillhole	MD147	22.8	24.0	1.2	0.7	8.7	0.8	0.8	EW
Drillhole	MD149	41.0	42.6	1.6	6.5	620.4	16.8	20.8	EW
Drillhole	MD150	51.0	52.0	1.0	0.3	22.0	0.7	0.6	EW
Drillhole	MD168	85.0	86.0	1.0	0.9	42.7	1.6	1.5	EW
Drillhole	MD169	34.1	37.3	3.2	4.6	191.2	7.8	20.3	EW
Drillhole	MD228	78.0	83.0	5.0	13.3	716.4	25.2	109.1	EW
Drillhole	MD260	130.2	132.0	1.8	10.5	479.8	18.5	26.2	EW
Drillhole	MD261	68.0	72.0	4.0	0.9	45.5	1.7	6.1	EW
Drillhole	MRC034	76.0	78.0	2.0	14.2	151.0	16.8	21.6	EW
Drillhole	MRC084	20.0	33.0	13.0	5.7	177.0	8.7	80.0	EW
Trench	TEE_08	44.3	47.0	2.7	0.7	1.9	0.8	2.0	EW
Trench	TEE_09	11.5	12.3	0.8	1.8	23.6	2.2	0.0	EW
Trench	TEW_01	8.5	11.7	3.2	2.1	17.3	2.4	7.4	EW
Trench	TEW_03	3.5	8.5	5.0	1.5	63.2	2.6	12.5	EW
Trench	TEW_04	3.0	5.8	2.8	34.5	349.3	40.3	106.0	EW
Trench	TEW_05	1.2	9.9	8.7	50.9	589.5	60.7	510.0	EW
Trench	TEW_07	22.0	22.5	0.5	0.5	3.5	0.5	0.2	EW

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** AuEqTW = the gold equivalent grade multiplied by the estimated true width.
***	EC Escondida Central
EE Escondida East
EFW Escondida Far West
EW Escondida West

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

At the time, step-back and step-out drilling was halted in areas where low grade or no significant results were intersected. Based on the success of drilling blind higher grade, and at times greater widths of mineralisation, at Escondida Far West, Escondida West and other prospects on the property, additional drilling is now planned with the aim to cover the area with a minimum horizontal and vertical spacing of 80 metres, to a minimum depth from surface of 120 metres. Additional programs of closer infill drilling will be proposed on receipt of all of this phase of drilling.

11.2	Loma Escondida

At the Loma Escondida prospect Exeter has drilled a total of 25 drill holes for 1,907.55 metres, comprised of 19 diamond holes for 941.55 metres and 6 RC percussion drill holes for 966 metres. Drilling and trenching have now traced the Loma Escondida structure for approximately 600 metres. Significant results (publicly released) are presented in Table 13.

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Table 13    List of Significant Results - Loma Escondida Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
LOMA ESCONDIDA
MD092	18.90	20.30	1.40	51.2	1,679	79.2
including	19.23	20.00	0.77	90.9	2,930	139.7
MD093	15.92	16.39	0.47	2.6	66	3.7
MD094	12.49	12.79	0.30	4.8	348	10.6
MD130	27.40	28.71	1.31	77.9	4,153	147.1
	27.40	27.77	0.37	261.0	13,183	480.7
MD131	21.00	23.00	2.00	4.3	305	9.4
	21.00	21.76	0.76	8.4	546	17.4
MD133	58.00	59.00	1.00	1.7	107	3.5
MD189	54.0	54.5	0.5	48.5	2,940	97.5
MD191	54.4	54.7	0.3	36.2	1,270	57.4
MD195	40.54	41.28	0.74	57.5	5,226	144.6
including	40.54	40.90	0.36	117	10,480	291.7
MD197	21.0	22.0	1.0	11.7	911	26.8
including	21.7	22.0	0.3	35.5	2,170	71.6

** Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 35).

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Figure 34    Loma Escondida Long Section

Drilling has focussed on delineating the high-grade, albeit relatively narrow, gold-silver mineralised shoots. As at the Escondida Prospect, the higher-grade gold-silver intersections are associated with anomalous base metal values (refer to Table 14).

Table 14    Significant Base Metal Results at Loma Escondida

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Cu ppm	Pb ppm	Zn ppm
MD092	18.90	20.30	1.40	51.2	1,679	79.2	141	3,199	220
including	19.23	20.00	0.77	90.9	2,930	139.7	200	5,442	298
MD094	12.49	12.79	0.30	4.8	348	10.6	30.0	1,040	31
MD130	27.41	28.72	1.31	77.9	4,153	147.1	557	5,286	365
including	27.41	27.78	0.37	261.0	13,183	480.7	1,760	17,500	705
MD131	21.00	23.00	2.00	4.3	305	9.4	195	236	230
including	21.00	21.76	0.76	8.4	546	17.4	307	390	238

Further drilling is planned at Loma Escondida with the aim to investigate extensions to the structure to the west and east, as well as test for the potential of additional high-grade shoots at greater depths, along with extending the known mineralisation (Table 15 lists all of the pierce points and values used to construct the long section).

Table 15    List of Pierce Points with Assay Values Used to Construct the Loma Escondida Long Section

Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**
Drillhole	ARC14	32.0	34.0	2.0	1.8	185.5	4.9	8.0
Drillhole	MD092	18.3	21.1	2.8	25.9	863.8	40.3	63.6
Drillhole	MD093	15.9	16.4	0.5	2.6	65.8	3.7	1.1

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Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**
Drillhole	MD094	12.5	12.8	0.3	4.8	348.0	10.6	2.3
Drillhole	MD130	27.4	28.7	1.3	77.8	4152.5	147.0	147.5
Drillhole	MD131	21.0	24.0	3.0	2.9	209.4	6.4	13.6
Drillhole	MD132	29.3	29.6	0.3	0.0	0.0	0.0	0.0
Drillhole	MD133	58.0	59.0	1.0	1.7	107.0	3.5	2.7
Drillhole	MD189	52.0	54.5	2.5	9.6	608.6	19.8	38.5
Drillhole	MD191	54.4	54.7	0.3	36.2	1270.0	57.3	13.2
Drillhole	MD195	40.5	41.3	0.7	57.4	5226.2	144.5	90.7
Drillhole	MD197	21.0	24.0	3.0	3.9	330.1	9.4	25.6
Drillhole	MD199	40.7	41.0	0.3	0.0	0.0	0.0	0.0
Drillhole	MD239	86.4	87.2	0.8	0.4	41.1	1.1	0.8
Drillhole	MD243	95.7	96.4	0.7	35.1	3252.3	89.3	49.7
Drillhole	MD245	90.6	90.9	0.3	15.9	652.0	26.8	7.5
Drillhole	MRC222	17.0	20.0	3.0	0.6	4.9	0.6	1.2
Trench	RxLE_01	1.9	2.2	0.3	0.1	27.8	0.6	0.2
Trench	RxLE_02	3.4	5.0	1.6	3.5	255.3	7.7	12.3
Trench	RxLE_03	1.1	2.7	1.7	2.7	182.0	5.8	9.5
Trench	RxLE_04	2.0	3.9	1.9	21.3	37.7	21.9	40.2
Trench	RxLE_05	1.5	5.5	4.0	3.2	105.5	5.0	19.3
Trench	TLE_01	29.5	38.0	8.5	2.7	111.7	4.5	35.5
Trench	TLE_02	2.9	6.6	3.8	45.8	1280.3	67.2	145.3
Trench	TLE_03	17.3	18.6	1.3	10.1	248.6	14.3	11.9
Trench	TLE_04	15.5	17.0	1.5	6.6	20.4	6.9	10.0
Trench	TLE_05	16.0	18.0	2.0	2.3	75.0	3.5	6.6
Trench	TLE_06	8.6	10.5	1.9	2.2	174.7	5.2	8.1
Trench	TLE_07	5.8	6.1	0.3	1.5	41.2	2.2	0.6
Trench	TLE_08	15.0	18.0	3.0	2.6	19.9	2.9	7.5
Trench	TLE_09	6.5	6.9	0.4	0.4	61.5	1.4	0.5
Trench	TLE_10	8.2	8.5	0.3	0.0	0.0	0.0	0.0

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** AuEqTW = the gold equivalent grade multiplied by the estimated true width.

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

11.3	Patricia

The Patricia prospect is a new discovery based on follow-up of surface rock chip sampling and a re-interpretation of the ground magnetic. A total of 16 holes for 1,338.85 metres have been drilled to date, comprised of 10 diamond holes for 698.55 meters and 6 RC percussion drill holes for 640 meters. Drilling has traced the Patricia structure for approximately 720 metres, with 420 metres of the structure (the central-west part of the vein) hosting significant gold-silver mineralization. Significant results (publicly released) are presented in Table 16.

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Table 16    List of Significant Results - Patricia Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
PATRICIA
MD067	49.64	51.10	1.46	7.5	934	23.1
including	50.03	50.60	0.57	18.1	2,290	56.2
MD069	49.40	49.89	0.49	1.3	162	3.6
MD071	25.00	26.29	1.29	2.1	10	2.2
MRC202	38.0	40.0	2.0	8.6	1,238	29.3
MRC207	59.0	61.0	2.0	2.0	194	5.2
MRC219	36.0	38.0	2.0	2.9	3	2.9

*Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

The Patricia structure was initially tested by five shallow diamond drill holes, primarily collared on the central-east part of the structure. Of these MD067, the western-most hole at that time, returned high-grade gold-silver mineralization. Recent drilling of three drill fences, comprised of 6 RC percussion scout holes have extended the Patricia structure 480 metres to the west, under Tertiary marine sediment cover with positive results. A diamond drilling infill program of 80 metre spaced holes over this western extension of the vein has recently been completed but assays were not available at the time of writing.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 36).

Figure 35    Patricia Long Section

Table 17 lists all of the pierce points and values used to construct the above long section.

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Table 17    List of Pierce Points with Assay Values Used to Construct the Patricia Long Section

Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**
Drillhole	MD067	49.6	51.1	1.5	7.6	933.8	23.2	16.9
Drillhole	MD068	37.9	39.6	1.7	0.5	107.2	2.2	3.5
Drillhole	MD069	49.4	49.9	0.5	1.2	162.0	3.9	1.7
Drillhole	MD070	5.6	6.6	1.0	0.3	36.7	0.9	0.8
Drillhole	MD071	25.0	26.3	1.3	2.0	9.7	2.2	2.7
Drillhole	MD217	77.0	79.5	2.5	0.9	59.3	1.9	4.3
Drillhole	MRC202	38.0	42.0	4.0	4.4	638.6	15.1	30.2
Drillhole	MRC207	59.0	61.0	2.0	1.9	193.5	5.2	6.0
Drillhole	MRC219	36.0	38.0	2.0	2.8	2.9	2.9	3.3
Drillhole	MRC220	32.0	35.0	3.0	0.7	2.6	0.7	1.2
Trench	TPA_01	9.3	9.6	0.3	0.6	4.7	0.7	0.2
Trench	TPA_02	2.2	3.7	1.5	1.1	133.9	3.3	4.3
Trench	TPA_03	4.2	5.1	0.9	0.6	16.4	0.8	0.7
Trench	TPA_07	1.8	5.9	4.1	3.8	118.2	5.8	21.6
Trench	TPA_08	4.1	7.9	3.8	5.9	427.8	13.0	48.6
Trench	TPA_09	1.1	1.3	0.2	116.2	84.8	117.6	17.4
Trench	TPA_10	5.1	5.9	0.8	0.5	36.6	1.1	0.9

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** AuEqTW = the gold equivalent grade multiplied by the estimated true width.

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

11.4	Esperanza

The Esperanza prospect was initially drilled by Mincorp. Drilling by Exeter has extended the strike length for approximately 2,200 metres of strike length. Exeter has completed a total of 33 drill holes for 2,683.55 meters, comprised of 19 diamond holes for 1374.55 meters and 14 RC percussion holes for 1309 meters. The Esperanza prospect has two main separate shoots designated as Esperanza Central and Esperanza Southeast. Approximately 70 percent of the drilling by Exeter was concentrated at Esperanza Central with the reminder at the south-east sector. Significant results (publicly released) of both shoots are presented in Table 18.

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Table 18    List of Significant Results - Esperanza Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
ESPERANZA
MRC038	34	38	4.0	3.7	292	8.6
and	49	51	2.0	7.8	729	19.9
including	49	50	1.0	11.8	1,050	29.3
MRC057	38	41	3	4.0	323	9.4
and	78	81	3	2.1	76	3.3
MRC059	20	24	4	3.2	271	7.8
MRC060	15	18	3	1.0	115	2.9
MD076	42.58	45.60	3.02	5.6	664	15.1
MD077	33.23	34.89	1.66	1.1	123	2.8
ESPERANZA SOUTHEAST (in rhyolite)
MD-099	33.70	48.73	15.03	1.2	78	2.5
including	35.33	38.87	3.54	3.3	190	6.5
MD-100	36.95	40.25	3.30	6.9	206	10.3
MD-101	32.37	38.46	6.09	7.5	141	9.9
including	35.00	38.00	3.00	13.3	248	17.5
ESPERANZA SOUTHEAST (in andesite)
MD-102	39.77	40.77	1.00	1.5	121	3.5
MD-103	9.04	10.55	1.51	10.7	341	16.4
including	9.61	10.55	0.94	17.1	511	25.6

*Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Long sections, constructed in the plane of the main vein, have been prepared and contoured based on estimated true widths multiplied by the gold equivalent values. Figure 37 displays the entire known mineralised vein to date; as a key to the locations of the two main zones (Figures 38 and 39).

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Figure 36    Esperanza Long Section Key

Figure 37    Esperanza Central Long Section

The majority of the holes at Esperanza Central have only tested the structure to a maximum depth from surface of 50 metres. The main Esperanza Central higher grade shoot, located to the east, has been traced along strike for approximately 100 metres, and is open at depth.

A diamond drilling program with holes spaced every 80 metres along strike has been planned, which will also test the potential extension of the mineralization at depth (at least 100 to 150 metres from surface).

Figure 38    Esperanza Southeast Long Section

The main Esperanza Southeast vein has been traced along strike for approximately 340 metres, with approximately 120 metres of this hosting higher grade gold mineralisation. This shoot has only been tested to 80 metres below surface. Recent scout drilling has extended the structure for 680 metres to the southeast under Tertiary marine sediment cover but not with significant gold or silver results. Esperanza Southeast is characterised by broad vein and stockwork intersections, compared to Esperanza Central where the intersections correspond to single vein structures, with narrow alteration halos and associated veinlets.

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Table 19 lists all of the pierce points and values used to construct the above long section.

Table 19    List of Pierce Points with Assay Values Used to Construct the Esperanza Long Sections

Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**	Sector***
Drillhole	DDH11	50.5	62.1	11.6	2.0	354.9	7.9	52.6	EC
Drillhole	DDH12	47.8	48.5	0.7	0.1	35.0	0.7	0.4	EC
Drillhole	DDH13	53.3	56.4	3.1	0.0	0.0	0.0	0.0	EC
Drillhole	MD075	41.0	41.7	0.7	0.0	0.0	0.0	0.0	EC
Drillhole	MD076	40.4	45.6	5.2	3.3	393.1	9.9	36.4	EC
Drillhole	MD077	33.2	34.9	1.7	1.0	122.7	3.1	3.3	EC
Drillhole	MD138	54.6	55.7	1.1	0.8	102.0	2.5	2.0	EC
Drillhole	MD141	49.5	54.8	5.4	2.4	236.7	6.4	24.3	EC
Drillhole	MD143	34.9	35.3	0.4	3.0	200.0	6.3	1.7	EC
Drillhole	MD165	15.3	16.4	1.0	1.6	186.3	4.7	3.0	EC
Drillhole	MD166	15.3	16.4	1.1	1.6	186.3	4.7	3.2	EC
Drillhole	MD185	30.0	33.5	3.5	0.0	0.0	0.0	0.0	EC
Drillhole	MRC035	24.0	26.0	2.0	2.2	170.0	5.0	4.2	EC
Drillhole	MRC036	57.0	60.0	3.0	0.0	36.0	0.6	1.1	EC
Drillhole	MRC037	108.0	114.0	6.0	0.1	32.0	0.7	2.1	EC
Drillhole	MRC038	34.0	54.0	20.0	1.8	149.4	4.3	65.9	EC
Drillhole	MRC039	15.0	18.0	3.0	2.0	94.0	3.6	7.6	EC
Drillhole	MRC056	5.0	8.0	3.0	1.4	199.3	4.7	10.8	EC
Drillhole	MRC057	38.0	41.0	3.0	3.9	323.0	9.3	22.9	EC
Drillhole	MRC059	20.0	23.0	3.0	4.2	354.3	10.1	22.5	EC
Drillhole	MRC060	15.0	18.0	3.0	1.0	115.3	2.9	6.7	EC
Trench	TESP_01	2.8	6.5	3.7	9.7	794.5	23.0	85.1	EC
Trench	TESP_03	1.6	7.8	6.2	4.9	432.3	12.1	75.0	EC
Trench	TESP_08	4.4	5.3	0.9	3.4	253.7	7.6	6.5	EC
Trench	TESP_09	4.2	6.1	1.9	0.6	15.6	0.8	1.5	EC
Trench	TESP_12	4.4	5.3	0.9	2.3	113.0	4.1	3.7	EC
Trench	TESP_13	4.2	9.2	5.0	4.1	687.1	15.5	77.5	EC
Trench	TESP_16	3.5	3.7	0.3	1.2	11.5	1.4	0.4	EC
Drillhole	MD099	32.0	49.4	17.4	1.0	69.6	2.2	19.1	ESE
Drillhole	MD100	36.3	43.0	6.8	3.7	104.4	5.4	19.3	ESE
Drillhole	MD101	32.4	42.4	10.0	4.6	96.2	6.2	35.7	ESE
Drillhole	MD102	39.8	40.8	1.0	1.4	121.0	3.4	1.9	ESE
Drillhole	MD103	9.0	10.6	1.5	10.8	340.6	16.5	15.0	ESE
Drillhole	MD126	101.0	106.7	5.7	0.6	47.1	1.4	5.6	ESE
Drillhole	MD128	53.7	56.5	2.8	0.2	149.9	2.7	3.8	ESE
Drillhole	MD129	41.1	56.0	14.9	0.7	40.0	1.3	9.7	ESE
Drillhole	MD134	91.8	95.9	4.1	0.5	27.3	1.0	3.1	ESE
Drillhole	MRC209	44.0	46.0	2.0	0.9	149.5	3.4	5.2	ESE

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Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**	Sector***
Drillhole	MRC211	80.0	84.0	4.0	1.3	181.0	4.3	9.6	ESE
Drillhole	MRC215	32.0	35.0	3.0	0.6	86.0	2.1	4.3	ESE
Drillhole	MRC244	63.0	68.0	5.0	0.1	74.9	1.4	3.5	ESE
Drillhole	MRC246	95.0	96.0	1.0	0.2	21.5	0.5	0.2	ESE
Drillhole	MRC247	90.0	91.0	1.0	0.6	52.9	1.5	0.5	ESE
Trench	RxESE_01	4.4	5.6	1.2	2.7	206.3	6.1	7.2	ESE
Trench	RxESE_02	0.0	3.7	3.7	1.9	133.5	4.2	15.3	ESE
Trench	RxESE_03	0.0	0.5	0.5	1.8	122.0	3.9	1.9	ESE
Trench	TESE_01	0.0	6.0	6.0	2.2	114.0	4.1	13.8	ESE
Trench	TESE_02	23.0	29.0	6.0	3.9	121.2	5.9	35.4	ESE
Trench	TESE_03	5.8	21.0	15.2	3.4	102.1	5.1	76.9	ESE
Trench	TESE_04	4.0	19.0	15.0	3.4	138.7	5.7	85.4	ESE
Trench	TESE_05	9.9	11.3	1.4	0.0	37.8	0.7	1.0	ESE
Trench	TESE_07	8.1	17.7	9.6	1.1	46.6	1.9	18.2	ESE
Trench	TESE_08	2.4	4.8	2.4	1.8	204.0	5.2	12.2	ESE

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** AuEqTW = the gold equivalent grade multiplied by the estimated true width.
***	EC Esperanza Central
ESE Esperanza Southeast

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

11.5	Gabriela

The Gabriela Prospect is a new discovery. Exeter has drilled a total of 11 drill holes for 1,057.65 metres, comprised of 8 diamond holes for 791.65 meters and 3 RC percussion drill holes for 266 meters. Drilling to date has traced the structure for approximately 830 metres, where 560 metres of this hosts significant mineralization (at the central-northwestern sector of the vein). Significant results (publicly released) are presented in Table 20.

Table 20 List of Significant Results - Gabriela Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
GABRIELA
MD163	33.8	35.9	2.1	3.6	610	13.7
including	34.2	34.8	0.6	7.4	1,280	28.7
and	46.5	47.5	1.0	1.2	358	7.2

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Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD164§	41.7	42.6	0.9	1.3	243	5.3
MD179	29.58	32.00	2.42	2.2	286	7.0
including	30.65	31.44	0.79	4.3	440	11.6
MD181	71.9	72.3	0.4	3.7	614	13.9
and	74.9	84.8	9.9	1.2	229	5.1
including	82.0	84.8	2.8	2.6	480	10.6
and	88.9	89.4	0.5	1.9	326	7.3
and	109.0	110.0	1.0	1.7	216	5.3
MD183	20.5	24.1	3.6	2.9	506	11.3
including	21.5	22.1	0.6	6.4	1,090	24.5
including	22.6	23.0	0.4	6.0	990	22.5
and	25.4	30.9	5.5	1.3	161	4.0
including	25.9	27.3	1.4	2.2	374	8.4
including	29.5	30.0	0.5	2.6	144	5.0
MD184	23.8	24.6	0.8	1.8	260	6.2
MRC264	39.0	48.0	9.0	1.5	196	4.8
including	39.0	42.0	3.0	3.0	314	8.3
MRC266	54.0	56.0	2.0	2.4	317	7.7

*Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

§ Drill hole MD164, actually intersected mineralization greater than 0.5 g/t gold in the interval 2.0 - 3.5 metres, however given that the core recoveries in this interval was significantly less than required for reporting purposes this interval was assigned a gold grade of zero.

NOTE:  All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 40).

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Figure 39    Gabriela Long Section

At the time of writing a diamond drilling program of 80 metre spaced drill holes over the entire known structure was in progress (particularly to test the structure at depth).

Table 21 lists all of the pierce points and values used to construct the above long section.

Table 21    List of Pierce Points with Assay Values Used to Construct the Gabriela Long Section

Sample Type	Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**
Drillhole	MD163	28.0	54.0	26.0	0.5	127.9	2.7	64.6
Drillhole	MD164	41.7	42.6	0.9	1.2	242.3	5.2	4.0
Drillhole	MD179	28.3	32.0	3.8	1.5	194.0	4.7	16.0
Drillhole	MD181	74.9	84.8	10.0	1.2	228.6	5.0	43.1
Drillhole	MD183	19.5	39.0	19.6	1.0	165.9	3.7	65.6
Drillhole	MD184	20.0	30.0	10.0	0.2	81.5	1.6	12.3
Drillhole	MRC264	38.0	48.0	10.0	1.3	184.6	4.4	34.7
Drillhole	MRC266	53.0	56.0	3.0	1.5	220.6	5.1	12.5
Drillhole	MRC267	42.0	43.0	1.0	0.4	23.2	0.8	0.6
Trench	RxG_01	0.0	2.1	2.1	1.1	2.1	1.7	3.5
Trench	RxG_02	0.0	6.0	6.0	3.5	6.0	6.9	40.4
Trench	RxG_03	0.0	2.2	2.2	4.0	2.2	10.9	23.6
Trench	RxG_04	0.0	1.8	1.8	1.8	1.8	5.5	8.6
Trench	RxG_05	0.0	4.1	4.1	2.8	4.1	4.9	17.4
Trench	RxG_06	0.0	1.8	1.8	3.1	1.8	5.7	8.9
Trench	RxG_07	0.0	4.0	4.0	1.7	4.0	3.2	11.4
Trench	RxG_08	0.0	1.4	1.4	5.3	1.4	8.1	9.8

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** AuEqTW = the gold equivalent grade multiplied by the estimated true width.

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

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11.6	Silvia

At the Silvia prospect Exeter has drilled a total of 11 drill holes for 1,274.95 metres, comprised of 3 diamond holes for 637.95 metres and 8 RC percussion drill holes for 637 metres. Drilling has now traced the Silvia structure for approximately 600 metres. Significant results (publicly released) are presented in Table 22.

Table 22    List of Significant Results - Silvia Prospect

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
SILVIA
MRC154**	74.15	74.45	0.3	25.6	138	27.9
and	111.43	113.17	1.74	12.2	37	12.8
including	111.43	112.40	0.97	21.4	53	22.3

MRC155	24.0	27.0	3.0	10.0	159	12.6
MRC156	34.0	37.0	3.0	4.9	62	5.9
including	36.0	37.0	1.0	12.9	113	14.8
MRC156***	85.68	86.19	0.51	7.9	67	9.0
MRC186	64.0	65.0	1.0	2.2	3	2.3
and	73.0	75.0	2.0	11.6	85	13.0
MRC187#	10.0	11.0	1.0	7.3	2	7.3
and	50.0	51.0	1.0	1.4	6	1.5
MRC188	9.0	12.0	3.0	12.0	97	13.6

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

** MRC denotes a percussion drill hole, however this new intersection represents a diamond core extension of a previous hole.

*** The results of RC percussion drill hole MRC156 were initially released on 18 December 2007. This new intersection represents a diamond core extension of the hole.

# Note: MRC187 also intersected mineralisation greater than 0.5 g/t gold between the interval 54.0 to 57.0 metres, however the recoveries were significantly less than reporting requirements. In addition drill hole MRC190 (refer to plan) intersected mineralisation well greater than 0.5 g/t gold between the interval 64.0 to 67.0 metres, however the recoveries were also significantly less than for reporting requirements.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

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The Silvia prospect was initially discovered via a fence of RC percussion scout drill holes (MRC154, MRC155 and MRC156 - refer to Figure 40 for the hole locations), following up rock chip sampling of very poor outcropping veins that were anomalous in gold, silver and base metals; analogous to sections of the Escondida prospect. Two additional fence lines of RC percussion drill holes were drilled approximately 80 metres east and west of the discovery section to test for strike extensions, and also successfully intersected mineralised veining. Following the extension of drill holes MRC154 and MRC156 with diamond core tails there was some uncertainty as to the orientation of the mineralisation and hence the preferred drilling direction to test these structures. Surface mapping and three more diamond drill holes were completed to gain additional data to clarify the situation. The new holes include MD280, MD290 and an extension diamond tail on hole MRC186.

Figure 40    Plan of Drill Hole Locations at the Silvia Prospect

The two new diamond drill holes, MD280 and MD290, were drilled oblique to the earlier north dipping holes, in a northwest direction to cover the possibility that the mineralised structures were striking parallel to the northeast trending Barbara structure. In particular hole MD280 was designed to test two alternative strike possibilities for the mineralisation including;

1.	The two intersections in MRC154 and 156 were the same as in MRC187 and 188 with an east-west strike, or

2.	The intersection were separate veins with a north-easterly strike, parallel to the Barbara trend.

The first interpretation has been adopted as the most likely and confirms that the original north-south drilling direction was appropriate. The evidence for this assumption lies in the fact that MD280 intersected several zones of mineralisation within the first 100 metres of the hole and there was no veining near the end of the hole, which would have been expected if they were parallel to the Barbara trend. At the time of writing the assay results were still pending for MD280 and MD290 and a further check will be made once the data is received.

Based on this interpretation there are two mineralised veins with an east-west strike and southerly dip in the eastern portion of the Silvia prospect and these have been named the A and B veins. The A vein correlates to the discovery outcrop and is characterised by high lead values whereas the B vein is relatively low in lead.

11.7	Carla

At the Carla prospect Exeter has drilled a total of 8 drill holes for 624.05 metres, comprised of 5 diamond holes for 323.05 metres and 3 RC percussion drill holes for 301 metres. Significant results (publicly released) are presented in Table 23.

Table 23    List of Significant Results - Carla Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
CARLA
MRC44	26	27	1	8.0	684	19.4
MRC45	46	56	10	15.4	790	28.6
including	47	49	2	43.6	2293	81.8
MD066	20.16	35.75	15.59	6.6	198	9.5
including	31.3	35.15	3.85	22.3	678	32

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

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The high-grade gold and silver mineralization encountered in drill holes MRC045 and MD066 (refer to Figure 41 for a plan of the drill hole locations) is hosted within an earlier brecciated white quartz vein with a black silica matrix, and is similar to some of the textures found at the Escondida prospect. Subsequent holes beneath these intersections failed to intersect the veins and no further work has since been attempted.

Figure 41    Plan of Drill Hole Locations at the Carla Prospect

Both intersections were less than 50 metres below highly mineralised outcrop and significant trenching results. A trench between the two holes failed to intersect the structure, although it intersected anomalous gold mineralisation in one sample. From structural measurements of some narrow veinlets in this mineralised interval they are observed to be striking north and not toward the other mineralised exposures to the east and west.

Re-logging and detailed mapping has led to the interpretation that the mineralisation in both holes is truncated by a major fault zone which can be traced for many hundreds of metres to the north-west and south-east. The “Carla fault” is up to 10 metres wide in places and contains fragments of mineralised material in a rock flour matrix and is interpreted to be post mineral. Previous logging in both the anomalous trenches and core partly identified this major structure but its correlation between holes was ambiguous. In many places this is understandable as the clasts are the same composition as the fine rock flour matrix and could be interpreted as a volcanic breccia. Due to the small chip size it is almost impossible to see these textures in the percussion holes. The fault has a strike of 300 degrees true north and dips at more than 80 degrees to the northeast.

From the surface quartz float it has been concluded that the mineralised veins are two separate structures, which occur as steep, south dipping, tensional spurs with an east-west strike and that they pinch out toward the east. It is likely that the veins were part of an early, syn-mineral event on the main fault, which was reactivated as the tectonic breccia at a later time. Given the geometry of the veins and the tectonic breccia it is very difficult to see any significant tonnage within this system. There are however, several scenarios, which may lead to further intersections as follows:

•
The plunge direction above the intersection of the veins with the fault could be tracked at depth, to the southeast, however this target is ribbon like and very accurate targeting will be required. Two shallow holes to intersect the mineralised veins 20 metres due east of the previous intersections and at the same elevation have been proposed. These holes would be drilled from north to south. If these are successful they will determine the strike of the veins and the position of the fault. Subsequent deeper holes with equally small separation could then attempt to track the veins down plunge.

•
It is possible that other small mineralised structures are present as spurs in the hanging-wall of the main fault. It is not clear how to target these but detailed IP may be effective. Alternatively a series of scout holes could be drilled 20 metres above and parallel to the fault in a north westerly direction, where it is recommended that these holes be diamond core holes as the fault is very hard to see in RC percussion chips.

•
Another less likely, but possible alternative is that the veins continue beneath the tectonic breccia with little displacement. It may be significant that MRC044 intersected one metre of 8.0 g/t Au and 684 g/t Ag from 26 metres, below the fault in the L1 andesite. Step back holes, 25 metres behind MRC044, MD073 and MD074 would test this hypothesis. Alternatively a series of holes within 20 metres of, and parallel to the fault in its footwall, may also achieve the same result but would be more risky.

The Carla Fault zone can be traced on the surface at least as far as the southern end of the Barbara structure to the north-west and as far south as the trenches west of Carlita to the south-east. It is likely that this fault zone is part of the same structure as the Esperanza Nini system. Anomalous samples have been taken along its entire length.

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Not all sections of the structure have the late brecciation, as early mineralised segments appear to be preserved when the later movement branches around them. Other targets may exist along these tectonic breccias including early, syn-mineral sections appearing as preserved parallel structures and spur veins which may link between two of these northwest trending structures. East-west targets such as Silvia, Loma Escondida, and Patricia may represent other spur/link veins within this system.

11.8	Deborah

At the Deborah prospect Exeter has drilled a total of 19 drill holes for 1,163.45 metres, comprised of 4 diamond holes for 198.45 metres and 15 RC percussion drill holes for 965 metres. Significant results (publicly released) are presented in Table 24.

Table 24    List of Significant Results - Deborah Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
DEBORAH
MRC025	23	27	4.0	2.8	19	3.1
MRC027	29	32	3.0	4.5	98	6.1
MRC028	28	30	2.0	10.7	127	12.8
MRC029	26	29	3.0	6.5	197	9.8
MRC030	14	19	5.0	4.8	105	6.5
MRC032	27	29	2.0	6.5	124	8.6
MRC052	59	64	5	2.9	74	4.1
MRC053	41	55	14	3.0	61	4.1
including	49	50	1	13.0	142	15.3
MRC055	31	34	3	2.4	17	2.7
MD063	80.13	88.00	7.87	1.0	23	1.3
including	82.10	84.13	2.03	1.5	60	2.4

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

# MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE:	All intervals calculated at a 0.5 g/t gold cut-off.
Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

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Drilling at Cerro Moro initially focused on the Deborah Prospect, as it is an obvious outcropping vein, anomalous in gold. Relatively shallow drilling returned promising results, particularly with grades and down-hole widths improving to the northeast. However, follow-up drilling generally demonstrated that the gold grades and widths of the mineralisation decreased with depth. A major northwest trending structure, observed in the ground magnetic and interpreted as being post-mineralisation, clearly terminates the Deborah structure at the northeastern end.

Following the change in exploration focus in 2007 from these northeast trending, obviously outcropping veins on the property to east-west to northwest orientated structures that tend to be recessive with little or no outcropping quartz veins, no further work has been conducted on the Deborah prospect.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 42).

Figure 42    Deborah Long Section

The long section is dominated by the wide, moderate-grade, intercept of the Mincorp hole, DDH16, that to date has not been duplicated.

Table 25 lists all of the pierce points and values used to construct the above long section.

Table 25    List of Pierce Points with Assay Values Used to Construct the Deborah Long Section

Hole Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**
DDH16	34.7	50.8	16.1	6.5	51.9	7.3	117.6
DDH17	30.1	32.3	2.2	1.3	81.2	2.6	5.7
MRC023	12.0	13.0	1.0	2.3	13.0	2.5	2.5
MRC024	28.0	33.0	5.0	1.7	25.8	2.2	10.8
MRC025	22.0	27.0	5.0	2.5	26.2	2.9	14.5
MRC026	64.0	65.0	1.0	0.8	4.0	0.9	0.9
MRC026	69.0	75.0	6.0	1.2	25.3	1.6	9.7
MRC027	29.0	33.0	4.0	3.6	76.5	4.9	19.6
MRC027	40.0	41.0	1.0	1.2	26.0	1.6	1.6
MRC028	28.0	30.0	2.0	10.4	127.0	12.5	25.0

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Hole Name	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq60*	AuEqTW**
MRC029	26.0	29.0	3.0	6.3	197.7	9.6	28.8
MRC030	14.0	24.0	10.0	2.5	60.2	3.5	35.3
MRC032	27.0	30.0	3.0	4.4	86.3	5.8	17.4
MRC033	21.0	25.0	4.0	1.6	14.0	1.8	7.2
MRC033	28.0	30.0	2.0	0.6	4.0	0.7	1.3
MRC053	41.0	55.0	14.0	3.0	60.5	4.1	56.7
MRC054	54.0	55.0	1.0	0.7	1.0	0.7	0.7
MRC054	58.0	65.0	7.0	0.8	28.9	1.2	8.7
MRC055	31.0	34.0	3.0	2.4	17.0	2.7	8.0
MD063	80.1	88.0	7.9	1.0	23.4	1.4	10.9
MD063	90.0	91.0	1.0	0.4	14.3	0.6	0.6
MD078	99.6	101.5	1.9	1.3	21.5	1.6	3.0
MD078	116.0	117.0	1.0	0.4	14.1	0.6	0.6
MD079	85.9	88.5	2.6	0.6	6.7	0.7	1.7
MD079	99.0	100.0	1.0	0.7	1.2	0.7	0.7
MD080	78.3	82.0	3.7	0.6	13.1	0.8	3.0
MRC052	59.0	64.0	5.0	2.9	73.8	4.1	20.7

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** AuEqTW = the gold equivalent grade multiplied by the estimated true width.

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

Although currently a low priority, further work is recommended at the Deborah prospect, as potential exists for the higher grade and wider mineralization at the northeastern end to have a down dip plunge component. In addition the vein can be traced in the ground magnetics for at least an additional 250 metres to the southwest under cover, that has yet to be drill tested. It is recommended that re-logging and detailed mapping be conducted as a first pass review of the prospect.

11.9	Other Prospects

To date there are at least 20 other prospects identified at Cerro Moro that have anomalous drilling or anomalous surface sampling that require follow-up. Additional mapping, sampling, geophysics, and/or drilling will be proposed in the future, as appropriate.

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12.0	SAMPLE METHOD AND APPROACH

12.1	Surface Sampling

The same methodology was used to collect the samples in the trenches and surface rock chip channel sampling. All the samples were taken by a field assistant under a geologist’s supervision utilising hammer and chisel. The samples to be collected are initially marked up by a geologist using a nominal 2 metre sample length with smaller lengths dependent on geological or mineralisation contacts. All of the sampling in the trenches and surface rock chip channels are continuously sampled. Representative chips of each sample interval are stored in plastic boxes for future reference. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

The lag soil samples are a composite of 5 sites taken every 5 metres over every 25 metres. The sampling was performed by field assistants under geologist supervision. The sampled material is sieved on-site to between 2 and 5 millimetres.

12.2	Diamond Drilling

All the diamond holes drilled by Exeter were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminium disk with a small ball, which represents the bottom of the hole in the oriented core. An Exeter technician on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Exeter camp (located at the northwestern corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include; recovery, rock quality designation (“RQD”), strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) “alpha” and “beta” measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 90 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling.

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The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralisation data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralised zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one metre. To date, generally the complete hole has been sampled. Exeter technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

A total of 9,947 core samples have been assayed by Exeter to date.

12.3	RC Percussion Drilling

RC percussion drilling samples are collected using a cyclone attached to the drill rig at one metre intervals. The geological logging is performed by Exeter geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high priority, potentially mineralized, zones are sampled at one metre intervals and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5. To date, recoveries average between 80 to 85 percent. The sampling is performed at the Exeter camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

A total of 6,295 RC percussion samples have been assayed by Exeter to date.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Sample Preparation and Analysis

Since commencement of exploration activities at Cerro Moro Exeter have sent all samples for preparation to the ALS-Chemex preparation facility in Mendoza, Argentina, where the prepared samples are then sent for analysis at the ALS-Chemex laboratory in La Serena Chile; both ISO-9001:2000 certified laboratories.

All of the batches of drilling samples dispatched to the lab are flagged, on the sample dispatch order form, as either “high priority” (obvious mineralized zones) or “low priority” (not obviously mineralised). A description of high and low priority sample preparation and analytical methods are detailed below:

13.1.1	Procedures for High Priority Samples

1.
All samples to be crushed to -2mm (laboratory code CRU-31) and followed before and after with a barren flush (laboratory code WSH-21). A sample of the flush material is retained for future quality control assay if and when required.

2.	For samples without visible gold,
a.	Whole sample to be pulverised to -75micron (laboratory code PUL-21)
b.
Assay Au by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 parts per million (“ppm”) detection) Ag by laboratory code Ag-GRA21 (30 gram Ag fire assay with gravimetric finish; 5 to 10000 ppm detection) multi-elements analysis by laboratory code ME-MS61m (four acid near total digestion; 48 elements and mercury)

c.
If Au is >100ppm, split pulverised residue and re-assay first split by laboratory code Au-GRA22 (50 gram fire assay with gravimetric finish; 0.05 to 1000 ppm detection; retain all residue) and second split by laboratory code SCR21 (100 micron screened fire assay; 0.05 to 1000 ppm detection).

d.	Samples with >1 and <100 ppm Au, repeat assay by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 ppm detection).
3.	For samples with visible gold requested for method laboratory code SCR21
a.	Split -2mm sample
b.
First 50% split to be pulverised to -75micron (laboratory code PUL-21) and followed before and after with a barren flush (laboratory code WSH-22). A sample of the flush material is retained for future quality control assay if required. Assay first pulverised split by laboratory code SCR21 (100 micron screened fire assay; 0.05 to 1,000ppm detection). Second 50% split to be pulverised to -75micron (laboratory code PUL-21) and followed before and after with a barren flush (laboratory code WSH-22) and assayed by laboratory codes Au-AA26, ME-MS61m and Ag-GRA21, as per 2b above.

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c.	If Au-AA26 is >100 ppm, re-assay with laboratory code Au-GRA22 (50 gram fire assay with gravimetric finish; 0.05 to 1000ppm detection. Retain all residue).
d.	Samples with Au-AA26 >1 and <100 ppm Au, repeat assay by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100ppm detection).

13.1.2	Procedures for Low Priority Samples

1.	Crush whole sample laboratory code CRU-31 (-2mm).
2.	Pulverise whole sample -75 micron laboratory code PUL-21
3.
Analyse Au by laboratory code Au-AA24 (50 gram fire assay with AAS finish 0.05 to 10ppm detection. Retain all residue) and Ag by laboratory code AgAA-61 (four acid digest with AAS finish; 0.5 to 100ppm detection)

4.	Samples >10 Au ppm, re-assay by laboratory code Au-GRA22.
5.	Samples >1 and <10ppm Au re-assay by laboratory code laboratory code Au-AA24

13.2	Quality Control

Quality control procedures include the use of geochemical standards, sample duplicates (RC percussion and lag soil samples only), geochemical blanks and check assaying.

13.2.1	Geochemical Standards

Geochemical standards have been used by Exeter in all geochemical sampling and drilling programmes at Cerro Moro. From June 2003 to March 2007 the standards were inserted every 40 samples. From March 2007, standards are frequently inserted every 20 samples. Standards are provided by Geostats Pty. Ltd. (“Geostats”) of Australia and Alex Stewart (Assayers) Argentina S.A. To date, 14 standard types have been used with recommended assay values varying from 0.33 Au ppm to 11.65 Au ppm. The assays provided by ALS-Chemex have been statistically analysed and separated into categories according to the recommended standard values. This analysis demonstrates that the greatest irregularities are associated with the lowest grade samples, however, standards with higher than recommended values have returned more acceptable levels. Figures 43 to 56 display line graphs for individual assays, graphed according to the recommended value.

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Figure 43    Recommended Value Versus Reported Value for 0.33 ppm Au Standard

Figure 44    Recommended Value Versus Reported Value for 0.58 ppm Au Standard

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Figure 45    Recommended Value Versus Reported Value for 0.77 ppm Au Standard

Figure 46    Recommended Value Versus Reported Value for 0.78 ppm Au Standard

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Figure 47    Recommended Value Versus Reported Value for 0.83 ppm Au Standard

Figure 48    Recommended Value Versus Reported Value for 0.87 ppm Au Standard

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Figure 49    Recommended Value Versus Reported Value for 0.95 ppm Au Standard

Figure 50    Recommended Value Versus Reported Value for 1.66 ppm Au Standard

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Figure 51    Recommended Value Versus Reported Value for 2.14 ppm Au Standard

Figure 52    Recommended Value Versus Reported Value for 2.38 ppm Au Standard

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Figure 53    Recommended Value Versus Reported Value for 4.29 ppm Au Standard

Figure 54    Recommended Value Versus Reported Value for 5.85 ppm Au Standard

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Figure 55    Recommended Value Versus Reported Value for 6.83 ppm Au Standard

Figure 56    Recommended Value Versus Reported Value for 11.65 ppm Au Standard

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13.2.2	Check Assaying

As part of the assaying procedure ALS-Chemex re-assay all samples that return gold values of greater than 1.0 ppm Au. Plots of the original, versus duplicate samples for the three gold assaying methods (Au-AA24, Au-AA26 and Au-GRA22) indicate reasonable correlation inferring a low nugget effect (refer to Figures 57 to 59).

Figure 57    Comparison of ALS-Chemex Re-assays via method Au-AA24

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Figure 58    Comparison of ALS-Chemex Re-assays via method Au-AA26

Figure 59    Comparison of ALS-Chemex Re-assays via method Au-GRA22

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No assaying of drilling samples by a second independent laboratory has been completed although this work is planned.

13.2.3	Blanks

Geochemical blanks prepared from barren quartz have been submitted into the geochemical and drilling sample stream. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 blanks are frequently inserted every 20 samples. These were offset with the standards giving a control sample every 10 samples.

With few exceptions, assay results of the blanks have routinely been less than 0.005 ppm (less than the detection limit). Figures 60 and 61 display the results of Au ppm and Ag ppm, respectively, for the blank samples.

Figure 60    Recommended Value Versus Reported Value for Au in Blanks via method AA-Au24

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Figure 61    Recommended Value Versus Reported Value for Au in Blanks via method AA-Au26

13.3	Security

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

All Exeter samples are transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples are then transported by bus to the ALS-Chemex preparation facility in Mendoza, Argentina.

13.4	Author’s Statement

In the author’s opinion, the sample preparation, security and analytical procedures employed by Exeter are consistent with standard industry practice particularly in the exploration for precious metals.

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14.0	DATA VERIFICATION

The various steps taken by Exeter in ensuring the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the authors’ understanding of the style of mineralization and structural controls in the various deposits. The authors’ examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure.

The Cerro Moro ‘database’ currently consists of a series of separate MS Excel files containing collar locations, down hole surveys, geological logging, and assays.

Since early 2007, the entering of new assay data has been the sole responsibility of Exeter’s Chief Draftsman and Database Manager in Argentina. Validation of the database has been a four stage process:

i.	Perusal of existing Quality Control products (i.e.: blanks, geochemical standards and duplicates) to identify areas for further investigation.
ii.	Visual checking by the data entry project geologist.
iii.	Detailed validation of all raw data.
iv.	Checking by senior Exeter personnel for simple errors in MS Excel.

The author’s numerous visits to site, included field inspection and confirmation of the location of drill holes, the mineralised outcrops, and mineralisation in both drill core and RC percussion holes.

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15.0	ADJACENT PROPERTIES

Exeter is not aware of any material information concerning any adjacent properties.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Preliminary Scoping Testwork

By the end of April 2007 high-grade gold and silver zones had been identified within certain Cerro Moro veins. Precious metal grades were highly variable and the veins apparently contained noticeable quantities of coarse electrum. These intersections were also often associated with visibly noticeable quantities of base metal minerals. These factors can at times cause complications in conventional gold recovery circuits and it was decided to carry out some preliminary metallurgical test work of a scoping nature to obtain some early indication of metallurgical responses.

The diamond drill core intersections at the project are relatively narrow and only quarter-core is available for metallurgical testing making the quantity of material available for test work both small and valuable, too valuable to use for a scoping program. It was therefore decided that because of its preliminary nature, useful indications of metallurgical behaviour could be obtained by conducting test work on coarse pulverized rejects that had been stored at ALS-Chemex following assay sample preparation. The use of such coarse pulverized reject material for feasibility or development metallurgical test work is not advisable because of atypical size distributions that arise as a result of the use of ring pulverisers.

An intercept analysis was carried out in conjunction with Cerro Moro geologists and six intercepts were selected to span a range of individual precious metal grades as well as a wide range of silver-gold ratios from several different veins.

It was decided to carry out the test work at the SGS Minerals Services (“SGS”: ex-Lakefield Research) laboratories in Santiago (SGS is a member of the worldwide SGS analytical services group and has current ISO 9001:2000, ISO 14001:2004 and ISO 18001:1999 certification for its facilities in Santiago). The laboratory had excellent equipment and assay support services; and although it was not considered by Exeter to be a specialist gold laboratory due to it only having a limited number of senior personnel with gold experience, SGS has frequently carried out bulk leach extractable gold (“BLEG”) - style bottle roll tests for clients with kinetic sampling at controlled points during the leach. It was decided that the use of a modified BLEG style test was reasonable given both the type of sample available and the scoping nature of the work being considered.

16.1.1	Intercept Selection and Weights

The limited quantity of sample material available for test work extended to the coarse rejects samples as well. After the sampling for the intended metallurgical had been carried out, it was necessary to ensure that sufficient sample material remained to allow duplicate analyses and sampling at any later due diligence stage, such as an independent review of resource estimates. So the sample sizes that could be removed for testing were relatively small. Details of samples selected, principal assays, sample weights selected for test work and remaining sample weights are illustrated in Table 26.

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Table 26    Cerro Moro Initial Metallurgical Intercepts and Available Weights

HoleID	From	To	Au	Ag	Ag:Au	Coarse Reject				Pulp
			ppm	ppm	Ratio	Original	Weight	Weight	Weight	Original	Weight	Weight
						weight	p metre	for test	left	Weight	for test	left
ESCONDIDA East
MD064	35.00	36.00	0.28	9	33	2245	2245	1000	1245	485	0	485
MD064	36.00	37.00	2.84	252	89	1425	1425	1000	425	355	0	355
MD064	37.00	37.55	5.48	358	65	760	1382	550	210	495	0	495
MD064	37.55	37.96	103.50	3320	32	725	1768	410	315	485	0	485
MD064	37.96	38.60	107.25	9590	89	1830	2859	640	1190	450	0	450
MD064	38.60	39.40	0.67	64	96	1400	1750	800	600	525	0	525
4.40m			26.76	1820	68			4400
								Coarse reject sampled at 1000 gm/metre
ESCONDIDA East
MD082	130.40	131.30	0.02	4	152	1925	2139	1125	800	430	0	430
MD082	131.30	131.84	93.80	117	1	960	1778	675	285	490	0	490
MD082	131.84	132.89	285.00	586	2	2630	2505	1312	1318	430	0	430
MD082	132.89	134.00	0.48	62	130	2990	2694	1388	1602	410	0	410
3.6m			97.35	208	2			4500
								Coarse reject sampled at 1250 gm/metre
ESCONDIDA West
MRC084	21.00	22.00	0.33	15	44	735	735	0	735	1770	1000	770
MRC084	22.00	23.00	31.40	295	9	1520	1520	0	1520	1820	1000	820
MRC084	23.00	24.00	1.18	61	52	1270	1270	0	1270	1810	1000	810
MRC084	24.00	25.00	0.35	20	55	330	330	0	330	1850	1000	850
4m			8.32	98	12						4000

ESCONDIDA West
MRC084	26.00	27.00	0.21	41	192	1045	1045	0	1045	1720	1000	720
MRC084	27.00	28.00	0.14	68	496	s/r	0	0	0	1650	1000	650
MRC084	28.00	29.00	0.20	100	505	1695	1695	0	1695	1820	1000	820
MRC084	29.00	30.00	39.70	1590	40	s/r	0	0	0	1990	1000	990
MRC084	30.00	31.00	0.40	26	65	1285	1285	0	1285	1895	1000	895
5m			8.09	357	44						5000

ESPERANZA
MD076	42.02	42.58	0.11	11	103	810	1446	420	390	480	0	480
MD076	42.58	43.26	6.74	925	137	755	1110	510	245	455	0	455
MD076	43.26	43.53	2.91	637	219	80	296	80	0	445	0	445
MD076	43.53	44.29	3.94	406	103	1605	2112	570	1035	440	0	440
MD076	44.29	44.44	4.28	184	43	635	4233	112	523	455	0	455
MD076	44.44	45.30	3.23	584	181	1110	1291	645	465	450	0	450
MD076	45.30	45.60	17.38	1220	70	s/r	0	0	0	330	0	330
MD076	45.85	46.55	0.08	11	139	1720	2457	525	1195	480	0	480
4.53m			2.99	406	136			2862
								Coarse reject sampled at 750 gm/metre
CARLA
MD066	26.87	27.53	0.45	24	54	1250	1894	561	689	380	0	380
MD066	27.53	27.90	40.90	1040	25	665	1797	314	351	390	0	390
MD066	27.90	28.44	0.30	12	41	690	1278	459	231	370	0	370
MD066	28.44	29.15	0.19	12	65	1040	1465	603	437	370	0	370
MD066	29.15	30.28	0.48	12	24	2395	2119	961	1435	360	0	360
MD066	30.28	31.30	0.59	16	28	2155	2113	867	1288	380	0	380
MD066	31.30	31.85	10.93	283	26	685	1245	468	217	365	0	365
MD066	31.85	32.40	80.00	2890	36	730	1327	467	263	210	0	210
MD066	25.41	26.87	0.27	21	79	2060	1411	1241	819	405	0	405
MD066	32.40	33.00	23.85	511	21	820	1367	510	310	375	0	375
MD066	33.00	33.60	20.30	625	31	1050	1750	510	540	340	0	340
MD066	33.60	34.15	14.50	109	8	790	1436	467	323	375	0	375
MD066	34.15	34.86	0.32	70	217	990	1394	604	386	350	0	350
MD066	34.86	35.15	2.73	145	53	290	1000	246	44	355	0	355
MD066	35.15	35.75	0.35	50	145	1255	2092	510	745	380	0	380
8.88m			9.96	298	30			8789
								Coarse reject sampled at 850 gm/metre

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The coarse reject weights for MRC84 were considered too erratic to be representative in the selected intercepts; however, there were relatively large quantities of assay pulp rejects available and it was therefore decided to use this pulp sample material for test work rather than not test the impact of two different silver:gold ratios within the one mineralized interval.

Each intercept selected for testing included one interval of simulated hanging-wall and footwall dilution and were prepared on the basis of taking the same weight per metre from each interval within the selected intercept boundaries.

The gold assays of the six intercepts ranged from approximately 3 grams per tonne (“g/t”) Au to 80 g/t Au; while the silver assays ranged from 98 g/t Ag to 1,820 g/t Ag. The silver:gold ratios varied from 2 to 136 and the base metal assays were not known at the time.

16.1.2	Sample Receipt and Test Planning

SGS in Santiago received and checked the samples and also made a qualitative assessment of the size distributions of the samples. They reported that the Carla intercept rejects from MD66 appeared to be significantly coarser than the other drill core rejects while the MRC84 pulps were confirmed as fine.

On this basis it was decided that sufficient weight existed to make a small composite of MD64, MD76 and MD82 with sufficient weight for grind establishment testing. There was also sufficient weight in the coarser and longer Carla MD66 intercept to carry out its own grind establishment test. Doing this would let all the tests be carried out at close to the established industry standard grind size of 75 microns and allow a more meaningful comparison of the variability.

SGS also confirmed that it was able to carry out its kinetic leach bottle roll tests on 500 gram samples rather than the usual 1,000 gram tests that were intended without compromising the kinetic measurements. It was decided to proceed on this basis so that if necessary, sufficient sample would still be available for repeat or alternative procedures.

The test brief in summary was:

•	Head assays on all intercepts; 50 g fire assays for Au and Ag and ICP assays for base and other metals.

•	A targeted P80 of 75 microns for the core samples based on the grind establishment test results.

•	A light nominal grind of two minutes to polish surfaces on the MRC 84 pulp samples.

•	72 hour leach in a standard bottle roll frame at 33% solids.

•	Initial pH 11.0 adjusted with lime and a cyanide concentration of 1 gram/litre NaCN.

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•	Target pH and NaCN maintained by incremental additions after kinetic sample checks.

•	Kinetic samples at 2, 4, 8, 24, 48 and 72 hours with total system weight kept constant. The kinetic samples to be quantitatively accounted for in final calculations.

•	Kinetic sample measurements of pH, milligram/litre NaCN, Au, Ag, Cu, Zn.

16.1.3	SGS Test Results

These tests were intentionally very simple and were deliberately carried out under strong cyanide leach conditions for a long time. The results were not intended to be a prediction of a conceptual plant performance. They were intended to provide only a general idea of the metallurgical response of a range of grades and styles of mineralisation. The main test results and parameters are summarized in Tables 27 to 29.

Table 27    Calculated Recoveries and Grades

		Gold			Silver
Intercept	Vein or Deposit	Head Assay g/t Au	Recovery %	Tail Assay g/t Ag	Head Assay g/t Au	Recovery %	Tail Assay g/t Ag	Silver Gold Ratio
MD 64	Esc East	21.23	96.0	0.88	1596	58.7	681	75
MD 82	Esc East	79.05	99.8	0.20	209	84.3	34	3
MRC 84-1	Esc West	7.79	98.4	0.13	110	88.7	14	14
MRC 84-2	Esc West	7.17	94.0	0.45	361	88.0	45	50
MD 76	Esperanza	2.74	87.5	0.35	382	61.4	150	139
MD 66	Carla	8.34	93.5	0.60	288	77.8	65	35

Table 28    Principal Test Conditions

			Nominal Condition
Intercept	Vein or Deposit	Silver Gold Ratio	Leach Feed P 80 μm	Leach Solution pH	Leach Solution NaCN g/L	NaCN Consumption Kg/t	CaO Consumption Kg/t
MD 64	Esc East	75	75	11.0	1.0	5.55	2.64
MD 82	Esc East	3	75	11.0	1.0	4.57	2.51
MRC 84-1	Esc West	14	75	11.0	1.0	2.61	2.18
MRC 84-2	Esc West	50	75	11.0	1.0	2.82	3.06
MD 76	Esperanza	139	75	11.0	1.0	4.90	2.51
MD 66	Carla	35	75	11.0	1.0	4.15	4.74

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Table 29    Assay Comparison

		Gold			Silver			Copper	Zinc
Intercept	Vein or Deposit	Exploration Calc. Head g/t Au	Assay Head g/t Au	Calc Head g/t Au	Exploration Calc. Head g/t Ag	Assay Head g/t Ag	Calc Head g/t Ag	Assay Head % Cu	Assay Head % Zn
MD 64	Esc East	26.76	25.33	21.23	1820	2505	1596	0.13	n/a
MD 82	Esc East	97.35	92.63	79.05	208	199	209	0.09	n/a
MRC 84-1	Esc West	8.32	7.63	7.79	98	92	110	0.004	n/a
MRC 84-2	Esc West	8.09	7.73	7.17	357	406	361	0.006	n/a
MD 76	Esperanza	2.99	1.77	2.74	406	349	382	0.05	n/a
MD 66	Carla	9,96	10.03	8.34	298	293	288	0.03	n/a

NOTES:
Esc East	refers to the Escondida East vein or deposit
Esc West	refers to the Escondida West vein or deposit
P80	is shorthand for the size (in microns) of a square mesh through which 80% of the sample would pass
Exploration Calc Head	is the calculated head assay of the intercept based on the original individual exploration assays
Assay Head	is the analytical result from a sub-sample taken from the actual material being tested
Calc Head	is shorthand for the calculated assay using all the weights and final assays from the test - ie the various solution samples, and the solid residue

The following points were noted:

•	Gold dissolutions were high to very high in all but the lower grade sample from MD 76.

•	High silver:gold ratios appeared as though they may slightly impact gold recovery but only in a minor way.

•	Silver dissolutions were also quite high for a cyanide leach but were more variable than gold and were in a range from 60% to 90%.

•	Silver residues would represent a significant economic loss at the levels achieved.

•	Both cyanide and lime consumptions were high.

•
Copper assays were low; however, indications (from detailed SGS measurements not repeated here) were that a significant amount of copper was dissolved tending to suggest chalcopyrite was not the dominant copper sulphide.

•	The higher grade calculated head assays for gold were lower than the assay heads.

The kinetic curves obtained by SGS for gold and silver dissolutions are reproduced in Figures 62 and 63 (the size nominated in the key was an error and can be ignored).

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Figure 62    Kinetic Curves Obtained by SGS for Gold Dissolutions

Figure 63    Kinetic Curves Obtained by SGS for Silver Dissolutions

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In most samples there was a variable portion of rapidly leaching gold that probably represented either free gold or low-gold amalgam. Thereafter the gently rising slope appeared typical of ordinary, slow, amalgam leaching.

There were slight indications of gold precipitation from solution in most samples in the latter stages of leaching.

There was a significant and variable component of rapidly leaching silver mineralization, especially in the two MRC 84 intercepts from Escondida West. Thereafter the increased dissolution of silver was very slow, steady and linear and almost certainly due to amalgam. In all cases leaching was continuing with a steady increase in recovery most probably continuing after 72 hours.

16.1.4	Conclusions

In spite of very high variability of the samples selected for this scoping testwork program, the gold dissolutions were encouragingly high and did not appear to be excessively affected by base metal or silver content.

Silver dissolutions were much more variable and so was the rate of dissolution. At this stage this has been interpreted as being due to variable quantities of coarse electrum which itself may have variable silver gold compositions, however this will have to be confirmed in future work.

If this interpretation proves correct, conventional gravity concentration should prove effective in recovering electrum as well as liberated gold and silver in a separate gravity concentrate. If this is the case, overall silver recoveries should improve and the rate of silver dissolution in cyanide leaching may also improve.

16.2	Metallurgical Test Program - 2008

Based on the encouraging preliminary results, more detailed metallurgical testwork has been planned and is about to start at experienced independent laboratories in Australia.

One program will use quarter-core from every ore-grade diamond-drill hole intercept up to the nominal cut-off date of 31 December 2007. The testwork is planned to provide a reliable description of the metallurgical response from all of the significant shoots of mineralisation encountered to that date. A further objective is to develop a number of technically acceptable flow-sheets for ore treatment together with basic engineering measurements. This information is intended to provide the basis for the first engineering studies of viable development options.

The second program will utilise ore-grade intersections from 7 larger-diameter diamond-drill holes (“PQ3” holes - nominal diameter 85mm ) for comminution testwork. The location of these specially drilled holes was selected to “twin” earlier diamond and reverse circulation intercepts, however the principal intention was to obtain larger-diameter core for reliable crushing and grinding tests.

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16.2.1	Metallurgical Program For Flowsheet Development

An intercept analysis was carried out in conjunction with the geologists on all diamond drill-hole core completed up to the end of 2007.

As described in Section 2.1.1 above each intercept included one interval of simulated hanging-wall and footwall dilution to simulate mining conditions. The selected samples all existed at the Cerro Moro core-yard as half-core. They were recovered and were diamond-sawn in half to leave one-quarter at Cerro Moro with the other quarter being carefully broken, bagged, labelled and drummed for dispatch overseas. This program of sampling, sawing and bagging was completed on 20 February,2008 and the samples sent to Mendoza for onward shipment to Australia.

The details of the intercepts selected for testwork are provided in Table 30.

Table 30    Intercepts Selected for Testwork

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Escondida Central - Fresh	MD082	-1	130.40	135.00	4.60	76.32	171
Escondida Central - Fresh	MD089	-1	60.40	66.34	5.94	1.44	10
Escondida Central - Fresh	MD089	-2	76.80	79.00	2.20	38.86	1515
Escondida Central - Fresh	MD098	-1	77.00	82.00	5.00	97.80	3281
Escondida Central - Fresh	MD091	-1	68.00	71.79	3.79	2.87	2
Escondida Central - Fresh	MD091	-2	83.85	89.50	5.65	29.41	174
Escondida Central - Fresh	MD105	-1	101.47	106.68	5.21	2.08	304
Escondida Central - Fresh	MD109	-1	125.65	129.08	3.43	1.95	61
Escondida Central - Fresh	MD112	-1	100.00	104.15	4.15	26.85	1833
Escondida Central - Fresh	MD119	-1	132.43	135.35	2.92	1.07	46
Escondida Central - Fresh	MD140	-1	78.50	86.10	7.60	7.96	277
Escondida Central - Fresh	MD140	-2	93.00	95.00	2.00	0.74	91
Escondida Central - Fresh	MD140	-3	108.00	111.50	3.50	3.61	716
Escondida Central - Fresh	MD142	-1	139.00	141.40	2.40	5.14	526
					58.4	22.07	634.41

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Escondida Central - Oxide	MD064	-1	35.00	39.40	4.40	26.76	1820
Escondida Central - Oxide	MD088	-1	32.00	39.00	7.00	3.82	115
Escondida Central - Oxide	MD090	-1	67.00	70.70	3.70	22.94	171
Escondida Central - Oxide	MD106	-1	28.04	33.00	4.96	43.63	1332
Escondida Central - Oxide	MD106	-2	42.00	46.00	4.00	7.21	766
Escondida Central - Oxide	MD113	-1	44.63	50.60	5.97	3.03	10
Escondida Central - Oxide	MD139	-1	30.00	34.50	4.50	24.49	391
Escondida Central - Oxide	MD153	-1	24.00	27.65	3.65	0.51	19
Escondida Central - Oxide	MD170	-1	63.80	69.00	5.20	60.34	2081
Escondida Central - Oxide	MD170	-2	69.00	78.00	9.00	0.37	33
Escondida Central - Oxide	MD115	-1	53.90	57.00	3.10	20.41	1480
					55.5	18.19	680.32

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Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Escondida East	MD087	-1	30.06	33.00	2.94	13.03	284
Escondida East	MD108	-1	22.20	25.00	2.80	6.56	218
Escondida East	MD110	-1	25.00	30.00	5.00	15.42	333
Escondida East	MD111	-1	26.50	29.00	2.50	31.09	228
Escondida East	MD117	-1	43.64	50.00	6.36	5.67	113
Escondida East	MD118	-1	50.00	53.00	3.00	32.79	54
Escondida East	MD135	-1	75.00	79.00	4.00	5.59	79
Escondida East	MD136	-1	63.00	74.00	11.00	0.63	78
Escondida East	MD137	-1	71.90	74.00	2.10	8.48	82
Escondida East	MD148	-1	130.30	135.00	4.70	1.52	11
Escondida East	MD148	-2	138.00	143.00	5.00	0.30	34
Escondida East	MD151	-1	97.00	99.80	2.80	3.36	9
Escondida East	MD152	-1	98.00	100.47	2.47	3.12	53
					54.7	7.16	114.00

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Escondida West	MD085	-1	61.00	64.00	3.00	1.75	30
Escondida West	MD095	-1	39.00	47.00	8.00	17.59	662
Escondida West	MD096	-1	10.20	14.00	3.80	13.20	261
Escondida West	MD097	-1	87.00	89.00	2.00	1.22	17
Escondida West	MD123	-1	32.00	36.00	4.00	2.63	146
Escondida West	MD124	-1	75.00	79.27	4.27	2.16	238
Escondida West	MD145	-1	49.00	52.00	3.00	0.52	82
Escondida West	MD149	-1	31.00	34.00	3.00	0.29	55
Escondida West	MD149	-2	40.00	44.00	4.00	2.59	246
Escondida West	MD169	-1	33.27	38.00	4.73	3.14	129
					39.8	5.71	248.21

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Esperanza	MD076	-1	42.02	46.55	4.53	3.77	446
Esperanza	MD138	-1	54.00	57.00	3.00	0.33	40
Esperanza	MD141	-1	51.30	56.00	4.70	2.72	262
Esperanza	MD166	-1	14.92	17.03	2.11	0.89	98
Esperanza	MD167	-1	92.00	96.00	4.00	0.90	83
					18.3	1.88	201.17

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Esperanza South East	MD099	-1	33.27	40.00	6.73	2.17	110
Esperanza South East	MD099	-2	40.00	49.38	9.38	0.42	48
Esperanza South East	MD100	-1	37.30	41.20	3.90	5.91	172
Esperanza South East	MD101	-1	31.00	39.00	8.00	5.75	109
Esperanza South East	MD102	-1	39.00	41.21	2.21	0.65	64
Esperanza South East	MD103	-1	9.04	12.00	2.96	5.68	179
Esperanza South East	MD126	-1	104.00	107.46	3.46	0.81	58
Esperanza South East	MD128	-1	53.69	56.53	2.84	0.29	150
Esperanza South East	MD129	-1	41.10	45.00	3.90	2.24	52
					43.4	2.62	96.38

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Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Loma Escondida	MD092	-1	18.60	21.05	2.45	29.06	966
Loma Escondida	MD093	-1	15.25	16.85	1.60	0.83	23
Loma Escondida	MD094	-1	11.00	14.00	3.00	0.52	39
Loma Escondida	MD130	-1	27.00	29.36	2.36	43.30	2311
Loma Escondida	MD131	-1	20.00	24.00	4.00	2.21	157
Loma Escondida	MD189	-1	52.00	55.50	3.50	7.04	443
Loma Escondida	MD191	-1	54.00	56.00	2.00	5.49	194
Loma Escondida	MD195	-1	39.64	41.80	2.16	19.73	1794
Loma Escondida	MD197	-1	20.00	24.00	4.00	2.99	248
					25.1	11.20	630.38

Deposit or	Hole	Intercept		Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number		(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Gabriela	MD181	-3		106.00	111.00	5.00	0.45	57
Gabriela	MD163	-1	A	30.00	40.00	10.00	0.37	94
Gabriela	MD163	-1	B	40.00	55.00	15.00	0.23	34
Gabriela	MD163	-2		58.00	60.00	2.00	7.51	144
Gabriela	MD164	-2		41.00	44.00	3.00	0.39	86
Gabriela	MD181	-1		59.00	62.00	3.00	0.12	41
Gabriela	MD181	- 2	A	69.00	73.80	4.80	0.48	86
Gabriela	MD181	- 2	B	73.80	86.00	12.20	1.03	189
Gabriela	MD183	-1	A	19.45	27.25	7.80	1.84	324
Gabriela	MD183	-1	B	27.25	36.11	8.86	0.59	72
Gabriela	MD184	-1		19.00	30.00	11.00	0.22	75
Gabriela	MD179	-1		28.25	33.00	4.75	1.21	156
						82.7	0.80	112.86

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Escondida Far West	MD218	-1	151	157	6.00	30.44	1944
Escondida Far West	MD206	-1	36.50	42.40	5.90	1.24	105
Escondida Far West	MD206	-2	29.00	34.50	5.50	0.53	26
Escondida Far West	MD216	-1	93.00	104.00	11.00	22.76	1529
					28.4	16.25	1070.46

Carla	MD066	-1	26.87	35.75	8.88	11.59	347

Metcon Laboratories Pty Ltd, a wholly-owned subsidiary of the publicly listed AMMTEC Limited was selected to carry out the first stage of the program which will investigate gravity concentration, flotation and conventional precious metal leaching.

The samples arrived at the Metcon laboratories in late March 2008 and at the time of preparing this report, sample preparation had been completed and sub-samples sent for head assays.

16.2.2	Metallurgical Testwork for Comminution Characteristics

Seven 85mm diameter PQ3 holes were drilled in February and March 2008 with the specific intention of obtaining samples with a sufficiently large top size dimension to allow a full suite of grinding tests to be carried out, including JK drop-weight tests. The drop weight test needs at least 100 kg of crushed rock with a size range of 75mm to 12.5mm and it is not possible to get this from either half-HQ or whole HQ drill core.

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The objective was to get sound preliminary comminution information from a number of the mineralised shoots and for this information to be used in preliminary engineering calculations. However this requirement was planned so as to assist in a geological QA/QC requirement to start the “twinning” of a number of previously drilled intersections.

For both the twinning reconciliation and for the selection of the appropriate intercept for testwork a reliable assay sample is important. However the normal procedure of taking half-core would adversely impact some of the comminution testwork planned. The geologists therefore agreed to take a smaller horizontal slice for assay with a maximum dimension of 15mm and a minimum of 12mm, as illustrated by the dimension “h” in Figure 64.

Figure 64    Core Sampling Slice Diagram

With 85mm diameter core this still left intact drill core with dimensions of approximately 85mm x 70mm giving an excellent chance of meeting the JK drop weight test requirement, while providing a good assay guide as to the length and position of the mineralised interval.

The planned comminution testwork is expected to include two JK drop weight tests on composites as well as SMC tests and Bond Rod, Ball and Abrasion Index tests on each of the 7 intercepts.

At the time of preparing this report, the cutting of the 12mm to 15mm slice for assay was nearing completion and it is expected that the 7 intercepts will be packed for shipment to the selected laboratory in May 2008.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Exeter has not estimated a potential mineral resource or mineral reserve as yet, although this work is planned. The authors are not aware of any CIM Mineral Resource and Mineral Reserve Definition compliant resource or reserve estimates completed by any other companies on the property.

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18.0	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information known by the authors that would be considered to be relevant to the Cerro Moro project at this time.

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19.0	INTERPRETATION AND CONCLUSIONS

Improved geological, structural and mineralisation models developed over the past 12 months has led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous veins tend to be recessive and are represented on the surface by either very poor outcrop quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of the various veins and targets. Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching, as in the case of the Escondida prospect.

Structures in an east-west orientation are presently the preferred targets, where this orientation is interpreted to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. Examples include Loma Escondida and Carla, that both host high-grade gold-silver mineralisation. The Escondida prospect is an example of a high-grade gold-silver shoot in an east-west orientation on a major northwest trending structure.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

A little over 65% of the drilling by Exeter has been conducted on the Escondida, Esperanza and Loma Escondida veins, with over half of the drilling solely at the Escondida prospect. During 2007 and first quarter of 2008, new areas were also discovered and drilled, such as the Esperanza Southeast, Gabriela and Silvia prospects. Previously known prospects, such as the Loma Escondida vein, were re-viewed, trenched and drilled with successful results; considerably extending the mineralisation.

Over 20 targets have now been identified that require testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling has been proposed.

The focus should now be to drill as many targets as possible to a level that will grow the resource and enable a mineral resource estimation to be conducted in the first half of 2009.

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20.0	RECOMMENDATIONS

Based on the significant gold and silver mineralisation encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are recommended to progress the project to a potential development stage decision.

20.1	Drilling

A three component drilling program is proposed, that will require a minimum of three drill rigs:

1.
RESOURCE DRILLING: Design and implement a program of drilling to bring the known mineralisation to at least a potential Inferred Resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions).

2.	EXTENSION DRILLING: Design and implement a program of drilling to extend the known mineralisation laterally and at depth.

3.
DISCOVERY DRILLING: Design and implement a program of drilling to test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property.

20.2	Resource Estimation

A preliminary resource estimation, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is proposed for the first half of 2009. Therefore the above proposed drilling programs should be scheduled to meet this deadline.

20.3	Metallurgical Test Work

Based on the encouraging preliminary metallurgical test work results obtained in 2007, a structured test work program using diamond drill core has been proposed and designed to substantiate these results and also to provide additional data suitable for scoping and pre-feasibility study engineering. This program has been planned as described above and is in the process of being implemented, with initial laboratory tests starting in May 2008. It is estimated that the total time for testwork, assays and reporting may take up to 4 months and until results are available it would be premature to plan the next program, even though indications so far have been that the metallurgical response will be reasonable.

20.4	Base Line Studies

As a basis for the consideration of development options, it is important to establish base line environmental, infrastructure and social impact studies . A meteorological station has been purchased and will shortly be installed in an area on the mineral tenements suitable for development infrastructure. Proposals have already been received from a number of Patagonian based independent environmental specialists in various areas. It planned to appoint an experienced environmental consultancy in the next month to oversee the various baseline components and to ensure they meet all National and provincial requirements. In addition an expert local consultancy has started trial rehabilitation of a number of areas where ground and vegetation has been disturbed by exploration.

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20.5	General Exploration Programs

A series of recommendations are proposed to continue the exploration programs, which will lead to potential new discoveries:

1.
Re-log all the drill holes from previous drilling programs, especially those collared on prospects in the central-west part of the project, and re-code the geology to the new stratigraphic units defined in the recent phase of drilling.

2.	Several structures require detailed re-sampling and mapping to plan further drilling.

3.	Due to the success of the initial lag soil sampling program it is proposed to design and implement a regional program to complement the geophysical and geological mapping coverage.

20.6	Quality Control

A series of recommendations are proposed to ensure that future mineral resource and mineral reserve estimates are compliant with the CIM Mineral Resource and Mineral Reserve Definitions:

1.	The acquisition of appropriately detailed topographic data; be it from new detailed ground surveying, or controlled aerial photography-based digital topographic maps, or a combination of the both.

2.
Commence processing of the geotechnical data, and specifically, commence the regular collection of bulk density measurements to ensure a statistically sound database to incorporate into the resource estimation exercise.

3.	Selection of approximately 1,000 samples from the Exeter drilling for re-assay at another laboratory as part of the continual quality control.

4.	Both a geological and geotechnical review/audit is recommended, by yet to be determined independent consultants.

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20.7	Proposed Budget

The work described above is budgeted to cost an approximate US$ 11,224,500 over a period from April 2008 to June 2009. This figure is mostly an estimate based on the experience from Exeter’s Don Sixto Gold Project (“Don Sixto”) located in Mendoza Province, Argentina. As future work programs are designed in detail, the associated costs will be updated.

Table 31    Proposed Preliminary Budget Estimate for Cerro Moro

US $
Drilling	$6,000,000
Assaying	$720,000
Geological Supervision and Management	$1,200,000
Field Technicians	$600,000
Field Expenses/Travel/Food	$1,200,000
Environmental/Water/Metallurgy Studies	$280,000
Miscellaneous Consultants/Resources	$190,000
Field Camp Improvement	$500,000

SUM	$10,690,000
Contingency (5%)	$534,500
TOTAL	$11,224,500

The authors consider the above listed recommendations and preliminary estimated budget as appropriate with the stage of the project and that Cerro Moro exhibits sufficient potential to justify the work.

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21.0	REFERENCES

Corbett, G., 2007: Comments on the Cerro Moro and La Calandria Projects, Argentine Patagonia., For: Exeter Resource Corporation., Corbett Geological Services Pty. Ltd., Unpublished Company Report dated February 2007.

Corbett, G., 2007: Further Comments on the Controls to Au-Ag Mineralisation at the Cerro Moro Project, Argentine Patagonia., Corbett Geological Services Pty. Ltd., Unpublished Company Report dated November 2007.

Coughlin, T., 2005: Structural Controls on Low-Sulphidation Epithermal Gold-Silver Mineralisation in the Deseado Massif and Implications for Exploration, Santa Cruz Province, Argentina. For: Exeter Resource Corporation., Holcombe, Coughlin & Associates., Unpublished Company Report dated November 2005.

Gómez, G., 2006: Informe Mensual, Interpretación Geológica de Magnetometría Terrestre, Área Tres Lomas-Patricia-Escondida., Exeter Resource Corporation., Unpublished Company Report dated October 2006.

Grahame, A., 2007: Handover Report, Cerro Moro Project., Exeter Resource Corporation., Unpublished Company Report dated March 2007.

Houston, M., 2007: Cerro Moro Project Argentina, Campaign Report May 2007., Exeter Resource Corporation., Unpublished Company Report dated 15 June 2007.

Nash, C., 2004: Interpretation of Stereoscopic Aster Satellite Imagery, Cerro Moro Area, Southern Argentina. For: Exeter Resource Corporation., Colin Nash and Associates Pty. Ltd., Unpublished Company Report dated February 2004.

Perkins, J. & Williams, M.T.: Technical Report - Cerro Moro Project, Santa Cruz Province, Argentina., Exeter Resource Corporation, Published (on SEDAR) Company report dated November 26, 2007.

Van Kerkvoort, G., 2005: Cerro Moro - Evaluation Report., Exeter Resource Corporation., Unpublished Company Report dated September 2005.

Van Kerkvoort, G., Chacon, F., & Gargano, D., 2007: Notification of Completion of 10,000 Metres Drilling on the Cerro Moro Property report - Geological and Technical Data and Results from Exploration and Prospecting Work Conducted by estelar Resources on the Cerro Moro Property., For Cerro Vanguardia S.A., Exeter Resource Corporation., Unpublished Company Report dated September 2007.

Williams, D.K., 2006: Preliminary Report on the Volcanic Stratigraphy and Proposed Ore Control and exploration Models for the Carla Prospect, Cerro Moro Property, Santa Cruz Province, Argentina., For: Exeter Resource Corporation., Dean K. Williams Consultant Geologist, Unpublished Company Report dated October 2006.

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22.0	DATE AND SIGNATURE PAGE

The undersigned hereby sign off on this technical report NI 43-101 compliant, titled Technical Report Cerro Moro Project Santa Cruz Province, Argentina, with an effective date of April 28, 2008.

Singed

/s/ Matthew T. Williams	April 28, 2008

Matthew Williams, B.App.Sc.-App.Geol., MAusIMM

/s/ Jerry Perkins	April 28, 2008

Simon Richard Jeremy Perkins - BSc Hons. (Chem Eng.), CP, FAusIMM,

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22.1	CERTIFICATES OF THE QUALIFIED PERSONS

22.1.1	Matthew T. Williams

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina” dated April 28, 2008 (the “Technical Report”) to which this certificate applies, I, Matthew T. Williams do hereby certify that:

1.	I am a geologist and Exploration Manager - Argentina & Chile for Exeter. My address is Martín Zapata 445, Ciudad (5500), Mendoza, Republica Argentina.

2.	I am a graduate of the Queensland University of Technology and obtained a Bachelor of Applied Science - Applied Geology in 1987.

3.	I am a member in good standing of the Australian Institute of Mining and Metallurgy (MAusIMM).

4.
I have worked as a geologist in exploration and advanced projects for the last 15 years in publicly listed companies. Gold projects that I have had a significant association with in either their development and/or operations include Tom’s Gully (N.T., Australia), Ravenswood (Qld., Australia), Mount York (W.A., Australia), Pueblo Viejo (Dominican Republic), and Don Sixto (Mendoza Province, Argentina).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Cerro Moro project was from 13 March 2008 to 16 March 2008 inclusive.

7.	I am responsible for all sections, except section 16, of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.	I have had prior involvement with the Cerro Moro project; namely, I have managed field exploration of the project since May 2005, and have visited the site on numerous occasions.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

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11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

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22.1.2	Jerry Perkins

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina” dated April 28, 2008 (the “Technical Report”) to which this certificate applies, I, Jerry Perkins do hereby certify that:

1.	I am a metallurgist. My address is Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia

2.	I am a graduate of the University of Manchester Institute of Science & Technology (UMIST) and obtained a B.Sc. (Hons Chem. Eng.) in 1968.

3.	I am a member in good standing of the Australian Institute of Mining and Metallurgy (FAusIMM) and a Chartered Professional (Metallurgy).

4.
I have worked as a senior manager of mineral developments and operations for the last 30 years both in publicly listed companies and as an independent consultant. Gold projects that I have had a significant association with in either their development and/or operations include Selwyn (Qld, Australia), Red Dome (Qld., Australia), Kanowna Belle (WA, Australia), Granny Smith (WA, Australia), Sunrise (WA, Australia), Jinfeng (Guizhou, Peoples Republic of China), Beaconsfield (Tas. Australia).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	Mymost recent personal inspection of the Cerro Moro project was from 14 April 2008 to 19 April 2008 inclusive.

7.	I am responsible for section 16 of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.
I have had prior involvement with the Cerro Moro project; namely, I have visited the site on several occasions to review the mineralization at first hand in drill core, to select specific drill core intercepts for metallurgical testwork and to ensure that the sampling and packing procedures for those samples was in accordance with best practice. I have also visited the mineral tenements and surrounding areas with a view to assessing project development concepts and planning environmental baseline studies.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

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11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Simon Richard Jeremy Perkins - BSc Hons. (Chem Eng.), CP, FAusIMM,

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23.0	CONSENTS OF QUALIFIED PERSONS

23.1.1	Matthew T. Williams

Matthew T. Williams
Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA
Telephone:	+54 261 4203415
Fax:	+54 261 4293426

CONSENT

To:	TSX Venture Exchange British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Matthew T. Williams, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina”, with an effective date of April 28, 2008 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

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23.1.2	Jerry Perkins

Jerry Perkins, B.Sc. (Hons Chem. Eng.), C.P., FAusIMM
Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia
+61299544699
+61299381020

CONSENT

To:	TSX Venture Exchange British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Jerry Perkins, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina”, with an effective date of April 28, 2008 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Simon Richard Jeremy Perkins - BSc Hons. (Chem Eng.), CP, FAusIMM,

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